UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

__________________

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended _______________________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

Commission File Number:  ___________

SMARTCOOL SYSTEMS INC.

(Exact name of Registrant as specified in its charter)

A CORPORATION FORMED UNDER THE CANADA BUSINESS CORPORATIONS ACT

(Jurisdiction of incorporation or organization)

1280-333 Seymour Street

Vancouver, British Columbia V6B 5A6

Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of December 1, 2006 was 24,995,161 on the Company’s share register.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [   ] Yes  [X] No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[   ] Yes  [ X ] No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated files. [   ] Large accelerated filer [   ] Accelerated filer  [X] Non-accelerated filer

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

TABLE OF CONTENTS

INTRODUCTION 1
CURRENCY 1
FORWARD-LOOKING STATEMENTS 1
PART I 2

Item 1. Identity of Directors, Senior Management and Advisers 2
A. Directors and Senior Management 2
B. Advisers 3
C. Auditors 3
Item 2. Offer Statistics and Expected Timetable 3
Item 3. Key Information 3
A. Selected Financial Data 3
B. Capitalization and Indebtedness 6
C. Reasons for the Offer and Use of Proceeds 7
D. Risk Factors 7
Item 4. Information on the Company 9
A. History and Development of the Company 9
B. Business Overview 13
C. Organization Structure. 18
D. Property, Plants and Equipment 18

Item 4A. Unresolved Staff Comments 18

Item 5. Operating and Financial Review and Prospects 18
A. Operating Results 18
B. Liquidity and Capital Resources 23
C. Research and Development, Patents and License, etc. 25
D. Trend Information 26
E. Off-balance sheet arrangements. 26
F. Tabular disclosure of contractual obligations. 26
Item 6. Directors, Senior Management and Employees 26
A. Directors and Senior Management 26
B. Compensation 27
C. Board Practices 29
D. Employees 30
E. Share Ownership 32

i

Item 7. Major Shareholders and Related Party Transactions 33
A. Major Shareholders 33
B. Related Party Transactions 33
C. Interest of Experts and Counsel 34
Item 8. Financial Statements 34
A. Consolidated Statements and Other Financial Information 34
B. Significant Changes 35

Item 9. The Offering and Listing 35
A. Offering and Listing Details 35
B. Plan of Distribution 36
C. Markets 36
D. Selling Shareholders 36
E. Dilution 36
F. Expenses of the Issue 36
Item 10. Additional Information 36
A. Share Capital 36
B. Memorandum and Articles of Association 39
C. Material Contracts 40
D. Exchange Controls 40
E. Taxation 41
F. Dividends and Paying Agents 46
G. Statement by Experts 46
H. Documents on Display 46
I. Subsidiary Information 47
Item 11. Quantitative and Qualitative Disclosures About Market Risk 47
A. Transaction Risk and Currency Risk Management 47
B. Exchange Rate Sensitivity 47
Item 12. Description of Securities Other than Equity Securities 48
A. Debt Securities 48
B. Warrants and Rights 48
C. Other Securities 48
D. American Depository Shares 48

ii

PART II 49
Item 13. Defaults, Dividend Arrearages and Delinquencies 49
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds 49
Item 15. Controls and Procedures 49
Item 16. [Reserved] 49
Item 16A. Audit Committee Financial Expert 49
Item 16B. Code of Ethics 49
Item 16C. Principal Accountant Fees and Services 49
Item 16D. Exemptions from the Listing Standards for Audit Committees 49
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers 49

PART III 50
Item 17. Financial Statements 50
Item 18. Financial Statements 50
Item 19. Exhibits 50
Signature 52

iii

Introduction

SmartCool Systems Inc. (“SmartCool”) was federally incorporated under the Canada Business Corporations Act as 3788211 Canada Inc. on August 31, 2000 before changing our name to Citotech Systems Inc. on October 12, 2000, and subsequently to SmartCool Systems Inc. on July 20, 2004.  Our head office is located at 1280-333 Seymour Street, Vancouver, British Columbia, V6B 5A6, and our registered office is located at 700-401 West Georgia Street, Vancouver British Columbia, V6B 5A1.  We have two (2) wholly-owned subsidiaries.  Our wholly-owned subsidiaries are SmartCool Systems USA, Inc. (“SmartCool USA”), which was incorporated in the state of Nevada on October 6, 2004 and SmartCool International, Inc. (“SmartCool International”), which was incorporated in Barbados on June 26, 2006.

On July 20, 2004, we declared a three-for-one reverse stock split.  Unless otherwise indicated, all information reported on this registration statement reflects this three-for-one reverse stock split.

In this registration statement, except as otherwise indicated or as the context otherwise requires, the “we”, “us” or “our” refers to SmartCool and our subsidiaries.

You should rely only on the information contained in this registration statement. We have not authorized anyone to provide you with information that is different. The information in this registration statement may only be accurate on the date of this registration statement or on or as at any other date provided with respect to specific information.

Currency

Unless we otherwise indicate in this registration statement, all references to “Canadian Dollar” or “CAD$” are to the lawful currency of the Canada, all references to “U.S. Dollars” or “U.S. $” are to the lawful currency of the United States.

Forward-looking Statements

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning our plans as distributor of the System 4000 energy savings module which may affect the future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements.  These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D., and “Operating and Financial Review and Prospects” in Item 5.  Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates,” “does not anticipate,” “plans,” “estimates,” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” or “will” be taken, occur or to be achieved) are not statements of historical fact and may be “forward-looking statements.”

Part I

Item 1.  Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management:

The name and functions of our directors and members of senior management are listed below.  The business address for each is c/o SmartCool Systems Inc., 1280-333 Seymour Street, Vancouver, British Columbia, V6B 5A6.

George Burnes
Position with the Company:	President and Director
Director or Officer Since:	September 16, 2004 through present
Principal Occupation:	President and Director of SmartCool Systems Inc.
Recent Business Experience:

Previously, the President and Chief Operating Officer of Novus Entertainment Inc. and Novus Communications Inc., VP Operations from September 1996 to January 2001, President from January 2001 to April 22, 2004 and from June 4, 2004 to October 2004; President and Chief Operating Office of Silent Witness Enterprises Inc. from January 1994 to March 1996

Residence:	British Columbia, Canada
Rae Warburton
Position with the Company:	Director
Director or Officer Since:	September 27, 2001 through present
Principal Occupation:	Businessman
Recent Business Experience:

Mr. Warburton has been a consultant to Softcure Technologies Corp. (“Softcure”), an Internet software development company, for the past five years. Prior to his involvement with Softcure, Mr. Warburton accumulated 20 years of senior human resources management experience with the Hudson Bay Company. Mr. Warburton served as Regional Human Resources Manager for the Hudson Bay Company.

Residence:	British Columbia, Canada
Jeffrey J. Lowe
Position with the Company:	Director
Director or Officer Since:	July 29, 2004 through present
Principal Occupation:	Managing Partner, Richards Buell Sutton
Recent Business Experience:	Managing Partner of Richards Buell Sutton since 1989.
Residence:	British Columbia, Canada

Theodore Konyi
Position with the Company:	Vice President Business Development
Director or Officer Since:	September 1, 2004 through April 1, 2006
Principal Occupation:	President, Maxwell Mercantile Inc.
Recent Business Experience:	President of Maxwell Mercantile Inc. since 1990. Also, President of Stonepoint Group Inc. from 2001 to 2003.
Residence:	British Columbia, Canada

Allan Thompson
Position with the Company:	Corporate Secretary and Chief Financial Officer
Director or Officer Since:	July 28, 2004 through present
Principal Occupation:	Vice President Finance of Maxwell Mercantile Inc.
Recent Business Experience: Residence:	Vice President Finance of Maxwell Mercantile Inc. since 1998 British Columbia, Canada

B.

Advisers

Legal Counsel:

Our Canadian legal counsel is Richards Buell Sutton LLP, 700-401 West Georgia Street
Vancouver, BC, Canada V6B 5A1.

Our U.S. legal counsel is Bullivant Houser Bailey PC, 1415 L Street, Suite 1000, Sacramento, California 95814.

C.

Auditors

Our auditor for the fiscal year ended December 31, 2004 was Ellis Foster (a member of Moore Stephens North American Inc.).  Ellis Foster is a member of the Canadian Institute of Chartered Accountants.  Our auditor for the fiscal year ended December 31, 2005 was Gordon K.W. Gee Ltd., who is a member of the Canadian Institute of Chartered Accountants.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following tables set forth and summarize our selected consolidated financial data prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 12 to our consolidated financial statements.  Unless stated otherwise, reference to dollar amounts shall mean Canadian Dollars.

For each of the years in the five year period ended December 31, 2005, the information in the tables was extracted from our more detailed audited financial statements.  For the nine months ended September 30, 2006, the information in the tables was extracted from our more detailed unaudited financial statements.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the consolidated financial statements of the Company and the notes thereto contained elsewhere in this registration statement.  Our fiscal year ends on December 31 of each year.

The following is a summary of certain selected financial information for our completed fiscal years since January 1, 2001 and for the nine months ended September 30, 2006.

(in Canadian Dollars)

Nine Months Ended	Year ended	Year ended	Year ended	Year ended	Year ended
September 30	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
2006	2005	2004	2003	2002	2001
(unaudited)

STATEMENTS OF OPERATIONS

Operating Revenue	179,793	0	0	0	0	0

Operating Expenses	934,585	1,095,309	595,689	505,542	687,687	448,262

Operating Loss	(934,585)	(1,095,309)	(595,689)	(508,712)	(695,944)	(448,262)

Net Loss	(943,720)	(1,138,947)	(967,248)	(505,542)	(695,944)	(448,262)

Net Income/Loss loss per share – basic and diluted	(0.06)	(0.077)	(0.178)	(0.12)	(0.06)	(0.10)

Capital stock (number of shares)	21,376,281	14,196,292	8,612,167	14,171,505	12,821,505	4,509,839

BALANCE SHEET

Working capital (deficiency)	(614,461)	435,128	(107,015)	133,605	471,825	(192,654)

Total Assets	3,416,901	651,507	100,902	558,063	905,145	227,401

Total Liabilities	1,715,334	112,681	130,411	16,708	18,613	242,152

Net Assets	1,701,567	538,826	47,897	541,355	886,532	(14,751)

Share Capital	13,381,343	11,491,354	9,940,905	9,630,238	9,477,478	7,917,539

Deficit	(12,185,398)	(11,124,679)	(10,102,732)	(9,125,689)	(8,616,977)	(7,932,290)

Total Shareholders’ Equity (deficiency)	1,701,566	538,825	(29,509)	541,355	886,532	(14,751)

U.S. GAAP

(in Canadian Dollars)
	Nine Months Ended September 30	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2006	2005	2004	2003	2002	2001
STATEMENT OF OPERATIONS

Net loss, Canadian basis	(943,720)	1,138,947	967,248	508,712	684,687	448,262
Add – Amortization of demonstration equipment	4,985	(8,308)	-	-	-	-
Less – Difference in accounting for Microstart engine starting system	-	-	(371,723)	-	-	-
Less – Difference in accounting for demonstration and display equipment of a start-up business	-	-	41,542	-	-	-
Net loss, US basis	(938,735)	1,130,639	637,067	508,712	900,606	604,712
Loss per common share, US basis	0.055	0.076	0.117	0.116	0.236	0.412
Weighted average number of shares with retroactive effect of share consolidation for 2002 and 2001, US basis	17,149,495	14,830,360	5,427,558	4,387,260	3,819,572	1,466,522

BALANCE SHEET
Assets
Microstart engine starting system	-	-	-	-	-	-

Demonstration and display equipment	-	-	-	-	-	-

Liabilities

Accumulated deficit	12,071,941	11,265,218	10,134,579	9,497,512	8,988,800	8,088,740

Exchange Rates

Our accounts are maintained in Canadian dollars.  In this registration statement, all dollar amounts are expressed in Canadian Dollars, except where otherwise indicated.  The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars to U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = U.S. $1):

Year Ended: December 31	Average
2001	1.5487
2002	1.5704
2003	1.4008
2004	1.3017
2005	1.2087

The following table sets forth the high and low exchange rate for each month during the previous six months.  As of December 1, 2006, the exchange rate was CAD $1.1394 for each U.S. $1.

Month	High	Low
November 2006	1.1411	1.1145
October 2006	1.1492	1.1197
September 2006	1.1294	1.1028
August 2006	1.1372	1.1049
July 2006	1.1456	1.1038
June 2006	1.1287	1.0926
May 2006	1.1270	1.0971
April 2006	1.1734	1.1427

B.

Capitalization and Indebtedness

The following shows our capitalization and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured indebtedness) as of December 1, 2006  as adjusted in accordance with Canadian GAAP.  You should read this table in conjunction with the section entitled “Item 5 - Operating and Financial Review and Prospects,” our Audited Financial Statements and our Unaudited Interim Financial Statements and the related Notes appearing elsewhere in this registration statement.

As of December 1, 2006
Long Term Liabilities Guaranteed Unguaranteed	$1,160,082 $1,160,082 $0
Secured	$0
Unsecured	$0
Total Long Term Liabilities	$1,160,082
Shareholders’ Equity (net of deficit)	$12,344,856
Common Shares Outstanding	25,184,071

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to other information presented in this registration statement, the following should be considered carefully in evaluating our business.  This registration statement contains forward-looking statements that involve risk and uncertainties.  Our actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such differences include, but are not limited to, those discussed below and elsewhere in this registration statement.

We lack sufficient working capital and have just recently began to earn revenue.  At fiscal quarter ended September 30, 2006, we hard earned CAD $179,793 in revenue for the nine months ended September 30, 2006.  At the present time, we have insufficient capital to implement a marketing strategy throughout our territory and as such will require additional equity financing in the near future. Furthermore, we will require additional financing in order to meet the periodic payments due to Abbotly Technologies Pty Ltd., Australia (“Abbotly”), which relate to the acquisition of Abbotly by SmartCool International.  There can be no assurance such financing will be available on favorable terms or at all.  If adequate funding is not available, we could be required to delay or eliminate certain expenses or market development opportunities and may not be able to complete the acquisition of Abbotly.

We have a limited history with respect to developing a successful business strategy.  Although there is market potential for the ESM, we have not generated any sustainable revenues to date from the sale of the ESM. While our directors and management team are experienced in entrepreneurial ventures, we have no direct experience in marketing and installing refrigeration energy saving technologies.

We have not established a marketing network in some of our territories.  At the current time we have not established a marketing network in some of our territories. A primary objective of our business plan includes the building of this network; however, there can be no assurances that we can establish such a network in all of our territories and as such, revenues from the sale of the ESM could be delayed.

If we default on payment under the Business Sale Agreement or the License Agreements, then we may lose the information technology and worldwide rights to market and distribute the ESM.  If we are unable to make the payments to previous owners under the terms of the acquisition agreement, then the information technology and worldwide rights may reverse back to the previous owners.

We concentrate solely on the ESM and may experience financial difficulties should the quality of the product decreases or new technology is introduced into the marketplace.  Presently, as we are placing our sole focus on the distribution of the ESM, any unfavorable change in the quality of the product or the introduction of similar products in the market would affect our competitive advantage.

Our inability to protect our intellectual property could adversely impact our competitive position. Our ability to compete may be affected by our ability to protect our intellectual property.  We own the proprietary rights to the ESM and rely primarily on a combination of copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights through which we seek to protect our technology.  Despite precautions taken by us, policing infringement of copyrights is expensive which may make enforcement of our proprietary rights expensive. There can be no assurance that our means of protecting our proprietary rights will be adequate or that other companies will not independently develop similar or superior solutions.  Monitoring and identifying unauthorized use of our technology is difficult, and the prohibitive cost of litigation may impair our ability to prosecute any infringement.  Our commercial success will depend upon our products not infringing any intellectual property rights of others and upon no claims for infringement being made against us.  We believe that we are not infringing upon any intellectual property rights of third parties, but there can be no assurance that such infringement will not occur.  An infringement claim against us by a third party, even if it is invalid, could have a material adverse effect us because of the cost of defending against such a claim.

Failure to protect our trade secrets may assist our competitors.  We protect our trade secrets and proprietary know-how for our processes by various methods, including the use of confidentiality agreements with employees and strategic partners.  However, such methods may not provide complete protection and there can be no assurance that others will not obtain our know-how or independently develop the same or similar technology.

We may be subject to foreign currency fluctuations.  We operate in more than one country and our functional currency is the Canadian Dollar.  We have locations in the United States and Vancouver, Canada, and our financial results are reported in Canadian Dollars.  Our currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar.  We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to manage our foreign currency fluctuation risk.  Fluctuations in and the various currencies in which we operate could have a material effect on our operations and its financial results.

The market price of our Common Stock is volatile and may fluctuate significantly in response to a variety of external factors.  Stock markets in general can experience extreme volatility, often unrelated to the operating performance of the company. The market price of our Common Stock has fluctuated in the past and will fluctuate in the future as well, especially if our common shares continue to be thinly traded. Factors that may have a significant impact on the market price of our Common Stock include:

•

actual or anticipated sales results;

•

our ability or inability to raise additional funds;

•

increased competition in our industry;

•

government regulations and changes or anticipated changes in government regulations;

•

conditions and developments in our industry; and/or

•

rumors or allegations regarding financial disclosures or reporting practices.

Our stock price may be impacted by factors that are unrelated or disproportionate to our performance, such as general economic, political and/or market conditions, recessions or the threat thereof, interest rate changes or international currency fluctuations, all of which may adversely affect the market price of our Common Stock.  During the 2005 fiscal year, our Common Share price fluctuated on the TSX Venture Exchange between a low of CAD $0.20 and a high of CAD $0.45. Subsequent to the 2005 fiscal year, the our Common Share price has fluctuated between a low of CAD $0.19 and a high of CAD $1.10.  Significant fluctuations in our Common Share price is likely to continue, and could potentially increase in the future.

Our Common Shares are subject to a limited and volatile trading volume. Although our Common Shares are listed on the TSX Venture Exchange and quoted in the United States on the Pink Sheets, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our Common Shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for our Common Shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

We do not expect to pay any dividends in the foreseeable future. We have never paid cash dividends on our Common Stock and have no plans to do so in the foreseeable future. We intend to retain our earnings, if any, to develop and expand our marketing and sales activities.

Trading in our Common Shares is subject to certain regulations adopted by the Securities and Exchange Commission, commonly known as the “penny stock” rules. Our Common Shares qualify as “penny stocks” and are covered by Section 15(g) of the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers who sell such common shares in the aftermarket.  “Penny stock” rules govern how broker-dealers can deal with their clients and with “penny stocks”.  For sales of our Common Shares, the broker-dealer must make a special suitability determination and receive from you a written agreement prior to making a sale of stock to you. The additional burdens imposed upon broker-dealers by the “penny stock” rules may discourage broker-dealers from effecting transactions in our Common Shares, which could severely affect our market price and liquidity. This could prevent you from reselling your shares and could cause the price of the shares to decline.

Item 4.

Information on the Company

Note to U.S. Investors

As a corporation incorporated under the Canada Business Corporations Act, we are a reporting issuer in Canada.  We file an Annual Information Form on Form 44-101F1 (“AIF”) with Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (“SEDAR”) for Canadian Securities Administrators.

A.

History and Development of SmartCool Systems Inc.

General

We were originally federally incorporated under the Canada Business Corporations Act as 3788211 Canada Inc. on August 31, 2000 before changing our name to Citotech Systems Inc. on October 12, 2000, and then subsequently to SmartCool Systems Inc. on July 20, 2004.  Our head office is located at 1280-333 Seymour Street, Vancouver, British Columbia, V6B 5A6, and our registered office is located at 700-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1.  Our two (2) wholly-owned subsidiaries are SmartCool Systems USA, Inc., which was incorporated in the state of Nevada on October 6, 2004 and SmartCool International, Inc., which was incorporated in Barbados on June 26, 2006.

Our Common Shares commenced trading on the TSX Venture Exchange (the “Exchange”) on February 25, 2002 under the name of Citotech Systems Inc.  The listing followed upon the concurrent acquisition of the Microstart System (see below) and a financing of 3,450,000 (as then constituted) Common Shares at a price of CAD $0.40 per share for gross proceeds of CAD $1,380,000.  At that time, our primary business focused on the marketing of our Microstart System with the goal of establishing licensing or co-development agreements with major original equipment manufacturers and engine starting system suppliers.

In February 2002, we acquired the patents and intellectual property to an apparatus and system known as the “Microstart System” pursuant to an asset purchase agreement dated May 16, 2001 with Richard Timewell, one of our former directors and other vendors, including Rae Warburton, one of our current directors.  We paid 3,800,000 (as then constituted) Common Shares, cash payment of CAD $260,000 plus a royalty of 5% of gross sales to a maximum of CAD $4,000,000 in consideration of the transaction.  The Microstart System was a new technology intended for starting internal combustion gasoline engines in vehicles without requiring the conventional starter motor and automobile battery.  The Microstart System is based on equipment and computer commands which may be integrated into current vehicle designs.  The aim of the Microstart System is to significantly reduce the size and power required from the automobile battery, thereby providing vehicle manufacturers with what we believe would be significant savings per vehicle.

We marketed the Microstart System during the first quarter of 2003. However, continued discussions with a number of Tier 1 automotive part suppliers indicated that additional research and development would be required to complete the commercialization of the Microstart System, requiring a significant investment by us.  We determined that we did not have the financial resources to make this type of investment in the technology. While we retain ownership of the patents and technology to the Microstart System, we have no plans to pursue it further at this time.

In August 2003, we signed a Letter of Intent with Abbotly USA to name us the exclusive distributor of the ESM in Canada and the state of New York. At that time, Abbotly USA was the master distributor for the North American market of the ESM, which was developed and manufactured by Abbotly.  Abbotly specialized in energy and cost reduction technologies for commercial and retail businesses.  On October 15, 2003, we entered into a definitive license agreement with Abbotly USA, which granted us exclusive rights to sell and distribute the ESM in Canada and the state of New York for a term of five (5) years.

The ESM is specifically designed to reduce the electricity consumption, and maximize efficiency of, refrigeration and air conditioning compressors by improving their performance and maintaining temperature control.  The ESM is the current module taking advantage of the latest in microprocessor technology and software developments created by Abbotly.  Benefits of the ESM include reduction in the energy costs of refrigeration and air condition systems and reduction in overall cycle rates of the compressor which in turn extends the life of the compressor.

Throughout the latter half of 2003, we began to increasingly focus our efforts on marketing the ESM and decided to postpone further development of the Microstart System.  At that time, the ESM had been sold in Australia and other countries for several years and we believed that it offered a greater potential to generate revenues in the nearer-term as compared to the Microstart System.

On November 5, 2003, we issued 1,350,000 units pursuant to a private placement, with each unit consisting of one share of our Common Stock and one Share Purchase Warrant at $0.15 per share in year one and $0.17 per share in year 2, net a total finder’s fee of $9,240.  The finder’s fee was paid to Arbora Portfolio Management on January 1, 2004.

On July 20, 2004, we completed a consolidation of our Common Shares on a three-for-one basis and changed our name from Citotech Systems Inc. to SmartCool Systems Inc.  On July 22, 2004, we amended the October 15, 2003 license agreement with Abbotly USA in order to expand our territory to include the states of Arizona, Nevada, New Hampshire, Rhode Island, Massachusetts, Connecticut,  Colorado, New Mexico, Vermont, Maine and New Jersey (north of Interstate 195).

In September 2004, our shareholders elected George Burnes as a director and on October 15, 2004, Mr. Burnes became our President.

Due to the significant size of our territory within the United States in the later part of 2004, we decided to assign our U.S. rights to a newly formed wholly-owned U.S. subsidiary. Abbotly USA agreed to this assignment on September 8, 2004 and effective October 6, 2004, we completed the incorporation of SmartCool USA. On November 4, 2004, we amended the original license agreement with Abbotly USA dated October 15, 2003, so as to name SmartCool as the exclusive distributor of the ESM in Canada.  Additionally, at that time, Abbotly USA and SmartCool USA signed a license agreement granting SmartCool USA exclusive marketing and distribution rights to the ESM in the states of New York, Arizona, Nevada, New Hampshire, Rhode Island, Massachusetts, Connecticut, Colorado, New Mexico, Vermont, Maine and New Jersey (north of Interstate 195).  The state of Hawaii was added as a territory on a non-exclusive basis in December 2004.

Although we paid no up-front consideration to acquire the rights from Abbotly USA, we were required to purchase a minimum value of goods from Abbotly USA throughout the term of the two license agreements.  The cumulative total required purchases under the two license agreements was U.S. $40,000 in 2004, U.S. $460,000 in 2005, and U.S. $1,000,000 in each subsequent year. As of the date hereof, all of these purchase obligations have been terminated as a result of our acquisition of all of the North American rights to sell and distribute the ESM.

In December 2004, we completed a non-brokered private placement of a total of 3,875,000 units at a price of CAD $0.08 for gross proceeds of CAD $310,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of CAD $0.10 for a period of two years.  As a result of a review by the Exchange of the private placement, the Exchange determined that our decision to postpone development of the Microstart System and to refocus our efforts on marketing the ESM constituted a “change of business” under Exchange policies.  In order to comply with the Exchange’s policy requirements regarding a change of business, we provided the Exchange with a customary sponsorship report from a member firm within 90 days and our directors and officers agreed to escrow their securities held in us, which included 2,940,000 Common Shares and 2,430,000 Common Shares issuable upon exercise of share purchase warrants, all of which are to be released from escrow over a period of 18 months.

On January 18, 2005, we completed another non-brokered private placement of 710,000 units at a price of CAD $0.25 for gross proceeds of CAD $177,500.  Each unit consisted of one common share and one-half share purchase warrant, with one whole share purchase warrant entitling the holder to purchase one common share at a price of CAD $0.35 until January 19, 2007.

On February 1, 2005, we entered into an Letter of Intent with Abbotly to acquire the intellectual property and the world wide distribution rights for the ESM.  The purchase price contemplated was AU $5,250,000 and share purchase warrants that would allow Abbotly to purchase CAD $1,320,000 worth of our Common Shares.  We paid a non-refundable deposit of AU $52,500 for the exclusive rights to negotiate a definitive agreement on or before June 30, 2005.  On July 18, 2005, we announced that Abbotly had granted us an extension until December 31, 2005 for completing the definitive agreement for an additional fee of AU $52,500.  As a result of these ongoing discussions with Abbotly, we entered into a Business Sale Agreement with Abbotly on June 26, 2006.  Pursuant to the terms of the Business Sale Agreement, we purchased the business and assets of Abbotly for AU $3,000,000, of which AU $1,000,000 was paid at the time of closing and AU $1,895,000 will be paid in scheduled payments over two (2) years.  Previous deposits of AU $105,000 will be applied towards the purchase price.

On April 11, 2005, we completed a Short Form Offering of 4,545,000 units at a price of CAD $0.33 per unit for gross proceeds of CAD $1,499,850.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.40 in the first year and CAD $0.50 in the second year.  A total of 408,788 units were sold to purchasers subject to a hold period expiring on August 12, 2005.  In connection with this offering, we paid Haywood Securities Inc. a cash commission of 7.5% of the gross proceeds and issued agent’s warrants to acquire up to 10% of the units sold pursuant to the offering.  Each agent’s warrant entitles the holder to purchase units at a price of CAD $0.33 per unit for a two (2) year term.

On January 30, 2006, we entered into a Letter of Intent with Abbotly USA to acquire the exclusive rights to distribute the ESM throughout North America.  Pursuant to this Letter of Intent, Abbotly USA agreed to assign all of its rights and obligations, and we agreed to assume all of Abbotly USA’s obligations, under a license agreement between Abbotly USA and Abbotly.  With the signing of this Letter of Intent, we became the master distributor of the ESM in North America and were required to meet certain minimum purchase obligations under the license agreement with Abbotly.  However, due to the acquisition of the exclusive rights to distribute the ESM throughout North America, bound by our previous minimum purchase obligations that we had as sub-distributor of Abbotly USA.  The consideration paid by us was in the form of cash and a royalty paid to Abbotly USA on all products purchased from Abbotly.  We also granted incentive stock options to Abbotly USA.  On March 27, 2006, this transaction closed and we became the exclusive distributor of the ESM for North America.

On May 31, 2006, we completed a private placement of 3,250,000 units at a price of CAD $0.20 per unit for net proceeds of CAD $621,532.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.40 per share until two (2) years from the closing.  In connection with this offering, we paid a cash commission in the aggregate amount of CAD $23,000 to various placement agents.

On June 19, 2006, we completed a private placement of 1,000,000 units at a price of CAD $0.30 per unit for net proceeds of CAD $295,000.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.50 per share until two (2) years from the closing.  In connection with this offering, we paid Haywood Securities, Inc. a cash commission of CAD 5,000.

On June 28, 2006, we completed a private placement of 2,500,000 units at a price of CAD $0.40 per unit for gross proceeds of CAD $1,000,000.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.60 per share until two (2) years from the closing.  This private placement was completed in two (2) tranches.  In the first tranche, a total of 1,808,000 units were sold to purchasers subject to a hold period expiring October 28, 2006.  In the final tranche, a total of 692,000 units were sold to purchasers subject to a hold period expiring October 29, 2006.  In connection with this offering, we paid Haywood Securities Inc. and Canaccord Capital Corporation a cash commission of 6% of the gross proceeds and issued a number of compensation warrants entitling the agent to purchase up to that number of shares as equal to 10% of the number of units sold as part of the offering.  Each compensation warrant is exercisable at a price of CAD $0.60 per unit for a two (2) year term.

On December 4, 2006, we completed a non-brokered private placement of 1,100,000 shares at a price of CAD $0.40 per share.  These shares are subject to a four (4) month hold period expiring on April 4, 2007.  We did not pay any commissions in connection with this transaction.

On December 11, 2006, we completed a non-brokered private placement of 1,500,000 shares at a price of CAD $0.75 per share.  These shares are subject to a four (4) month hold period expiring on April 11, 2007.  A cash commission of CAD $62,190 was paid to Haywood Securities Inc.  In addition, Haywood Securities Inc. was granted 138,200 share purchase warrants at CAD $0.75 per share that expire on December 11, 2008.

We retain ownership of the patents and intellectual property for the Microstart System, but have written down the value $100 at December 31, 2004 to more accurately reflect our current business and focus. We will reassess the asset value of the Microstart System if we choose to proceed with its development in the future.

B.

Business Overview

We have acquired ownership of the ESM.  The ESM is manufactured in Australia.  The ESM is a system of micro-computer digital optimization modules specifically designed to reduce the electricity consumption of refrigeration and air conditioning compressors by 15% to 25% while maintaining temperature performance. An additional benefit of the ESM is that it reduces overall cycle rates of the compressor which in turn extends the life of the compressor.

Approximately 20,000 ESMs have been installed throughout the world by Abbotly and its distributors since 1986.  In 2003, these ESMs collectively reduced electricity consumption by 213,000 megawatt hours and greenhouse gas emissions by 250,000 tons resulting in cost savings of approximately AUD $20,000,000.

Our primary target for the ESM will be commercial businesses with large scale refrigeration and/or air conditioning facilities. These include supermarkets, cold storage facilities, data switching centers, industrial facilities (i.e. bottling plants), hospitals, golf and country clubs, among others. Since the ESM enhances, rather than replaces, existing control systems, the target market includes existing facilities as well as new facilities.

The ESMs developed by Abbotly are utilized by some of the world’s largest corporations. With licensed distributors in over ten countries and discussion under way for expansion of the distribution foot-print, the ESM will be available throughout much of the world. Some companies that currently have the ESM installed in their facilities include:

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Woolworths Big W (Australia)

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Coles Myer – K Mart (Australia)

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Coles Myer  - Target (Australia)

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Tesco Supermarkets (England)

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Marks and Spencer (England)

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Safeway Supermarkets (England)

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Nestle Limited (England)

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Telstra Corporation (Australia)

•

Apple Computers (England)

The ESM reduces the electricity consumption of refrigeration and air conditioning systems,  thereby reducing costs, increasing profits, and providing a payback of between one and three years when purchased. A unique feature of the ESM is its ability to interface with, not to replace, existing controls. An ESM’s “on and off” feature allows it to be switched out of the compressor circuit for easy savings verification. This is a must for most utility rebate programs. The modules are easy to install and compatible with most types and makes of air conditioning and refrigeration control systems including the latest building automation systems and computer controlled refrigeration plants. They are suitable for most types of refrigeration and air conditioning equipment.

ESMs work by utilizing unique proprietary software to determine the most efficient operating cycles of the refrigeration compressor, reducing running time, and reducing energy use. ESMs form a local system consisting of a network controller and up to four system interface modules. Local systems can be networked via a communication port to produce a global network. The ESM also includes a graphical interface enabling access to the ESM by telephone modem, direct PC connection, or interface with existing building management systems.

Comparison to Conventional Controls

Control systems are software programs designed to improve the efficiency of compressor run cycles or interaction between compressors. Most modern control systems use “direct digital control”, which is commonly referred to as either “controls”, “BMS” or “building management system, or “DDC”. The major function of a control system is to provide the primary control and information system for the air conditioning or refrigeration equipment.

Conventional controls, including the most sophisticated BMSs and state-of-the-art refrigeration controls, operate only on reaching pre-programmed fixed (static) absolute values to switch compressors off and on or adjust capacity.  When the measured medium is within the dead band, the BMS and controllers remain idle until a specific set value is reached.  They do nothing to measure the heat load and adjust the control differential in proportion to the cooling demand and do not dynamically control the cycle rate of the compressors.  In most cases, they do not perform predictive analyses as does the ESM.  Using BMS and ESM together will achieve two distinctly different but compatible approaches to savings:

(1)

the major function of a BMS is to provide the primary control and information system for the air conditioning or refrigeration equipment; and

(2)

the major function of the ESM is to reduce the cost of running the air conditioning system/refrigeration compressors while operating within the control parameters set by the BMS. The ESM is not a primary controller, rather it complements the existing controller of the air conditioning systems/refrigeration compressor and does not replace it. The ESM is designed to interface with all types of controls.

The microcomputer contained in the ESM records the absolute switching values of the primary controller and also measures the ‘rate of change’ of both the rise and fall of temperatures during the operating cycle of the compressors.  With this data, the ESM computes a reference heat load to match the cooling capacity and then calculates variable operating parameters (known as “Load Proportional Differential Adjustment” or “LPDA”).  LPDA minimizes compressor operation within the absolute switching values, resulting in a reduction in refrigeration and air conditioning compressor run time, electricity consumption and maximum demand, while maintaining the required temperature.

Performance Evaluation

When the BMS is the primary controller wholly controlling the air conditioning system, the air conditioning/refrigeration proprietary controls must be removed or rendered inactive, making it impossible to accurately evaluate any claimed savings or to make comparisons with other controls, other than to use historical records.  Because the ESM complements, but does not replace the primary controls, an accurate evaluation of the ESM performance can be measured at any time after installation of the ESM.  This is achieved by conducting a comparison of the kilowatt hour consumption for a similar period with the ESM switched on and with the ESM switched off.

Stage of Development

The ESM is fully commercialized and to date, approximately 20,000 ESMs have been installed worldwide.  We carry out enhancements of the ESM and its component products from time to time in order to meet customer needs and to improve upon performance.

We have started our marketing program and plan on dedicating a portion of our resources to the marketing of the ESM over the next twelve months. In addition to our marketing efforts, we may seek out licensees in certain geographic areas to expedite the introduction of the ESM into current territories.

Patents and Intellectual Property

We own the proprietary rights to the ESM and rely primarily on a combination of copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights through which we seek to protect our technology.  We do not hold any patents to the ESM.

The ESM operates two, exclusive copyrighted programs.  The “LACRA” is Load Adaptive Cycle Rate Adjustment “which monitors the number and frequency of the total compressor stops and starts over the whole control differential. The “Load PDA” is “Load Proportional Differential Adjustment” which determines the optimum operating parameters for the compressor using current and historical data through exclusive algorithms incorporating predicative analyses. Conventional controls operate on absolute values. Using the information gathered by the LACRA program together with the data from the digital optimization inputs, the local network controller calculates a more effective control differential than conventional controls that reduces compressor operation and maintain the controlled variable within the required range. All copyrights for software programs are owned by us.

Competition

Although the ESM enhances, and does not replace, conventional air-conditioning and refrigeration control systems, the ESM may be considered to compete with many of these control systems that claim to reduce, and/or require lower, energy consumption.  Many of these conventional control systems are manufactured by companies with significantly greater resources than us, such as Hench Control Corporation and Delta Controls.  In addition, many of these companies will have significantly greater resources to devote to marketing their products than us.  To our knowledge, however, there are no other products that compete directly with the ESM.

Components

We purchase component parts for the ESM from a number of suppliers and then assemble the ESM for shipment to its distributors.  We are not reliant upon any one supplier for the component parts.

Specialized Skills and Knowledge

We plan to retain the services of licensed refrigeration/air-conditioning technicians to install the ESMs on a contract basis as needed.  We believe that such technicians are readily available for such work throughout the territories in which we plan to distribute the ESM.

The Microstart System

Overview

The Microstart System is an apparatus and method for starting an internal combustion gasoline engine which eliminates the need for a starting motor and aims to significantly reduce the size and power supply required from the vehicle battery. It is based on a simple computer command that signals and delivers the three requirements to start a vehicle – compression, fuel, and ignition.  The Microstart System is capable of starting an engine with only one revolution of the engine motor compared to the system for standard starters that requires three revolutions to start an engine.

The primary target for the Microstart System are automobile manufacturers and automobile parts suppliers who currently provide engine starter systems to the automobile industry.  Automobile manufacturers are continuously investigating ways to reduce fuel consumption and reduce vehicle weight. The Microstart System eliminates the need for a starting motor/flywheel arrangement and significantly reduces the size and power supply required from the vehicle battery. Many automobile manufacturers are also investigating stop-start technologies that allow the engine to shut off while the vehicle idles, thereby reducing engine emissions and increasing fuel economy.  We believe that the Microstart System technology may ultimately be adapted to these stop-start systems. All developments for stop-start technology and many innovative solutions for reducing automobile weight are in the conceptual stage of development. For this reason, there are many potential sources of competition for the Microstart System technology for reducing vehicle weight.

Stage of Development

We made the marketing of the Microstart System our primary objective from February 2002 to the first quarter of 2003.  On July 27, 2002, we entered into a Proprietary Rights Agreement with DaimlerChrysler Corporation (“DaimlerChrysler”) pursuant to which we agreed with DaimlerChrysler to cooperate in a program to develop automotive engine starter/re-starter technology based on the Microstart System that could reduce the cost and weight of future vehicles, provide increased function, improved fuel economy and reduce emissions. Pursuant to the Proprietary Rights Agreement, any technology developed, which is funded by DaimlerChrysler, will be owned by DaimlerChrysler.

DaimlerChrysler, along with us, installed the system on two test engines over a 12 month period.

As a result of these tests, DaimlerChrysler indicated to us that further commercialization would require additional research, development, and design by either us or a Tier 1 parts supplier. We discussed the opportunity with a number of Tier 1 parts suppliers but was unable to come to any agreement to proceed with the refinement of the system.  We have decided not to pursue any further discussions and to postpone any further development with respect to the Microstart System technology for the time being.

Patents and Intellectual Property

We rely primarily on a combination of patent, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights through which we seek to protect the Microstart System technology.  The Microstart System has been patented in the United States, France, Germany, Ireland, Italy, Spain, and the United Kingdom.  Despite precautions taken by us, policing infringement of patents is expensive which may make enforcement of its proprietary rights expensive. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior solutions.

Economic Dependence

Our primary focus is on the marketing, development and manufacturing of the ESM.  We are not dependent upon any one supplier for the component parts that allow us to develop and manufacture the ESM.

Now that we have acquired the assets of Abbotly, we plan to pursue the expansion of the distribution territories not currently under the license agreements and work with existing distributors to identify new applications for the ESM and to continue the enhancement of the ESM as new applications are identified.

Employees

We retain our President, Vice President of Sales and Director of Operations as full time employees pursuant to the terms of employment agreements.  We retain our Technical Director as a full time consultant pursuant to the terms of a consulting agreement.  We retain our Chief Financial Officer, Accounting, Marketing/IT Administration and an Administrator as part time consultants.

Government Regulation

Rising global energy demand is resulting in significant increases in energy prices. Additionally pressure from governments and environmental lobby groups as well as geo-political events is accelerating global demand to reduce the dependence on fossil fuelled electricity generation. International treaties such as the ‘Kyoto Accord’ have resulted in many countries formally committing to significantly reduce ‘green house gas’ emissions. Recent geo-political instability in major fossil fuel producing regions has only served to increase public demand within North America to reduce dependence on fossil fuelled electricity generation.

The impact of the aforementioned factors has resulted in cash and tax incentives being offered by many utilities as well as federal, state and local governments to encourage industrial, commercial and institutional users to reduce electricity consumption through the installation of energy savings equipment.

Most incentives are for new equipment that is more energy efficient or retrofit products that reduce power consumption. The list of available of incentives is far too long to list here in detail however http://www.dsireusa.org/ is comprehensive database of information on state, local, utility, and federal incentives that promote renewable energy and energy efficiency.

The ESM complies with all major international standards for safety and quality assurance, including the following:

•

Quality Assurance: Complies with ISO9002

•

North America: UL and ULC Listed

•

Australia:  Complies with AS2064, AS3100 & AS3260

•

Europe (CE): Complies with EN60730 (IEC 730) & EN60950: 2000

•

Complies with EMC directive EN55022, EN55024, 89/336/EEC & 93/68/EEC

C.

Organization Structure

Our two (2) wholly-owned subsidiaries are SmartCool Systems USA, Inc., which was incorporated in the state of Nevada on October 6, 2004 and SmartCool International Inc., which was incorporated in Barbados on June 26, 2006.

D.

Property, Plants and Equipment

We have a lease for 10 years commencing June 1, 2005 for its corporate headquarters located in Vancouver, British Colombia for which it pays CAD $16.00 per square foot per annum of the Rentable Area of the Leased Premises.  The leased premises are 2,700 square feet in size and shall be used solely for the purpose of a general office.  The lease rate increases over the ten year period as detailed below;

June 1, 2005 to May 31, 2007

CAD  $16.00 per square foot

June 1, 2007 to May 31, 2009

CAD  $17.00 per square foot

June 1, 2009 to May 31, 2011

CAD  $18.00 per square foot

June 1, 2011 to May 31, 2013

CAD  $19.00 per square foot

June 1, 2013 to May 31, 2015

CAD  $20.00 per square foot

Item 4A.

Unresolved Staff Comments

Not Applicable.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of our operating results and the financial position for the years ended December 31, 2005 and December 31, 2004 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.  We changed our line of business in the later half of the year 2003.  The discussion does not include the years prior to the year ended December 31, 2003 because the comparison with discontinued operations is not material to the understanding of our current operations.

A.

Operating Results

Business History

We are focused on acquiring, commercializing, and marketing energy saving technology. On July 20, 2004, we changed our name from Citotech Systems Inc. to SmartCool Systems Inc.

In August 2003, we signed a Letter of Intent with Abbotly USA to name us the exclusive distributor of the ESM in Canada and the state of New York. At that time, Abbotly USA was the master distributor for the North American market of the ESM, which was developed and manufactured by Abbotly.  Abbotly specialized in energy and cost reduction technologies for commercial and retail businesses.  On October 15, 2003, we entered into a definitive license agreement with Abbotly USA, which granted us exclusive rights to sell and distribute the ESM in Canada and the state of New York for a term of five (5) years.

Throughout the latter half of 2003, we began to increasingly focus our efforts on marketing the ESM and decided to postpone further development of the Microstart System.  At that time, the ESM had been sold in Australia and other countries for several years and we believed that it offered a greater potential to generate revenues in the nearer-term as compared to the Microstart System.

On November 5, 2003, we issued 1,350,000 units pursuant to a private placement, with each unit consisting of one share of our Common Stock and one Share Purchase Warrant at $0.15 per share in year one and $0.17 per share in year 2, net a total finder’s fee of $9,240.  The finder’s fee was paid to Arbora Portfolio Management on January 1, 2004.

On July 20, 2004, we completed a consolidation of our Common Shares on a three-for-one basis and changed our name from Citotech Systems Inc. to SmartCool Systems Inc.  On July 22, 2004, we amended the October 15, 2003 license agreement with Abbotly USA in order to expand our territory to include the states of Arizona, Nevada, New Hampshire, Rhode Island, Massachusetts, Connecticut,  Colorado, New Mexico, Vermont, Maine and New Jersey (north of Interstate 195).

In September 2004, our shareholders elected George Burnes as a director and on October 15, 2004, Mr. Burnes became our President.

Due to the significant size of our territory within the United States in the later part of 2004, we decided to assign our U.S. rights to a newly formed wholly-owned U.S. subsidiary. Abbotly USA agreed to this assignment on September 8, 2004 and effective October 6, 2004, we completed the incorporation of SmartCool USA. On November 4, 2004, we amended the original license agreement with Abbotly USA dated October 15, 2003, so as to name SmartCool as the exclusive distributor of the ESM in Canada.  Additionally, at that time, Abbotly USA and SmartCool USA signed a license agreement granting SmartCool USA exclusive marketing and distribution rights to the ESM in the states of New York, Arizona, Nevada, New Hampshire, Rhode Island, Massachusetts, Connecticut, Colorado, New Mexico, Vermont, Maine and New Jersey (north of Interstate 195).  The state of Hawaii was added as a territory on a non-exclusive basis in December 2004.

Although we paid no up-front consideration to acquire the rights from Abbotly USA, we were required to purchase a minimum value of goods from Abbotly USA throughout the term of the two license agreements.  The cumulative total required purchases under the two license agreements was US $40,000 in 2004, US $460,000 in 2005, and US $1,000,000 in each subsequent year. As of the date hereof, all of these purchase obligations have been terminated as a result of our acquisition of all of the North American rights to sell and distribute the ESM.

In December 2004, we completed a non-brokered private placement of a total of 3,875,000 units at a price of CAD $0.08 for gross proceeds of CAD $310,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of CAD $0.10 for a period of two years.  As a result of a review by the Exchange of the private placement, the Exchange determined that our decision to postpone development of the Microstart System and to refocus our efforts on marketing the ESM constituted a “change of business” under Exchange policies.  In order to comply with the Exchange’s policy requirements regarding a change of business, we provided the Exchange with a customary sponsorship report from a member firm within 90 days and our directors and officers agreed to escrow their securities held in us, which included 2,940,000 Common Shares and 2,430,000 Common Shares issuable upon exercise of share purchase warrants, all of which are to be released from escrow over a period of 18 months.

On January 18, 2005, we completed another non-brokered private placement of 710,000 units at a price of CAD $0.25 for gross proceeds of CAD $177,500.  Each unit consisted of one common share and one-half share purchase warrant, with one whole share purchase warrant entitling the holder to purchase one common share at a price of CAD $0.35 until January 19, 2007.

On February 1, 2005, we entered into an Letter of Intent with Abbotly to acquire the intellectual property and the world wide distribution rights for the ESM.  The purchase price contemplated was AU $5,250,000 and share purchase warrants that would allow Abbotly to purchase CAD $1,320,000 worth of our Common Shares.  We paid a non-refundable deposit of AU $52,500 for the exclusive rights to negotiate a definitive agreement on or before June 30, 2005.  On July 18, 2005, we announced that Abbotly had granted us an extension until December 31, 2005 for completing the definitive agreement for an additional fee of AU $52,500.  As a result of these ongoing discussions with Abbotly, we entered into a Business Sale Agreement with Abbotly on June 26, 2006.  Pursuant to the terms of the Business Sale Agreement, we purchased the business and assets of Abbotly for AU $3,000,000, of which AU $1,000,000 was paid at the time of closing and AU $1,895,000 will be paid in scheduled payments over two (2) years.  Previous deposits of AU $105,000 will be applied towards the purchase price.

On April 11, 2005, we completed a Short Form Offering of 4,545,000 units at a price of CAD $0.33 per unit for gross proceeds of CAD $1,499,850.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.40 in the first year and CAD $0.50 in the second year.  A total of 408,788 units were sold to purchasers subject to a hold period expiring on August 12, 2005.  In connection with this offering, we paid Haywood Securities Inc. a cash commission of 7.5% of the gross proceeds and issued agent’s warrants to acquire up to 10% of the units sold pursuant to the offering.  Each agent’s warrant entitles the holder to purchase units at a price of CAD $0.33 per unit for a two (2) year term.

On January 30, 2006, we entered into a Letter of Intent with Abbotly USA to acquire the exclusive rights to distribute the ESM throughout North America.  Pursuant to this Letter of Intent, Abbotly USA agreed to assign all of its rights and obligations, and we agreed to assume all of Abbotly USA’s obligations, under a license agreement between Abbotly USA and Abbotly.  With the signing of this Letter of Intent, we became the master distributor of the ESM in North America and were required to meet certain minimum purchase obligations under the license agreement with Abbotly.  However, due to the acquisition of the exclusive rights to distribute the ESM throughout North America, bound by our previous minimum purchase obligations that we had as sub-distributor of Abbotly USA.  The consideration paid by us was in the form of cash and a royalty paid to Abbotly USA on all products purchased from Abbotly.  We also granted incentive stock options to Abbotly USA.  On March 27, 2006, this transaction closed and we became the exclusive distributor of the ESM for North America.

On May 31, 2006, we completed a private placement of 3,250,000 units at a price of CAD $0.20 per unit for net proceeds of CAD $621,532.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.40 per share until two (2) years from the closing.  In connection with this offering, we paid a cash commission in the aggregate amount of CAD $23,000 to various placement agents

On June 19, 2006, we completed a private placement of 1,000,000 units at a price of CAD $0.30 per unit for net proceeds of CAD $295,000.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.50 per share until two (2) years from the closing.  In connection with this offering, we paid Haywood Securities, Inc. a cash commission of CAD $5,000.

On June 28, 2006, we completed a private placement of 2,500,000 units at a price of CAD $0.40 per unit for gross proceeds of CAD $1,000,000.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.60 per share until two (2) years from the closing.  This private placement was completed in two (2) tranches.  In the first tranche, a total of 1,808,000 units were sold to purchasers subject to a hold period expiring October 28, 2006.  In the final tranche, a total of 692,000 units were sold to purchasers subject to a hold period expiring October 29, 2006.  In connection with this offering, we paid Haywood Securities Inc. and Canaccord Capital Corporation a cash commission of 6% of the gross proceeds and issued a number of compensation warrants entitling the agent to purchase up to that number of shares as equal to 10% of the number of units sold as part of the offering.  Each compensation warrant is exercisable at a price of CAD $0.60 per unit for a two (2) year term.

On December 4, 2006, we completed a non-brokered private placement of 1,100,000 shares at a price of CAD $0.40 per share.  These shares are subject to a four (4) month hold period expiring on April 4, 2007.  We did not pay any commissions in connection with this transaction.

On December 11, 2006, we completed a non-brokered private placement of 1,500,000 shares at a price of CAD $0.75 per share.  These shares are subject to a four (4) month hold period expiring on April 11, 2007.  A cash commission of CAD $62,190 was paid to Haywood Securities Inc.  In addition, Haywood Securities Inc. was granted 138,200 share purchase warrants at CAD $0.75 per share that expire on December 11, 2008.

We retain ownership of the patents and intellectual property for the Microstart System, but have written down the value $100 at December 31, 2004 to more accurately reflect our current business and focus. We will reassess the asset value of the Microstart System if we choose to proceed with its development in the future.

Change of Business

In the fourth quarter of the 2004 fiscal year, the Exchange discussed with us whether it should comply with the filing requirements of the Exchange applicable to a Change of Business. This concern arose since we were devoting our entire resources to the sale of ESMs in our licensed territory.  When we first acquired rights to market the ESM in October 2003, we were still contemplating the commercialization of our Microstart System. Subsequently, while the Microstart System remained promising, we determined that we did not have the financial resources to make the research and development investments that certain automotive companies and Tier 1 suppliers indicated would be required to complete the commercialization of this technology. As a result, we, though continuing to retain the Microstart System, began to increasingly focus our efforts on marketing the ESM as it was fully commercially developed, with customers in Australia and the United Kingdom, and therefore offered nearer-term potential to generate revenues. As a result of this decision to postpone further development of the Microstart System and focus our efforts on the ESM, the Exchange determined that we needed to comply with its filing requirements related to a Change of Business.

To comply with the Exchange’s requirements under its policies dealing with a Change of Business, we provided the customary sponsorship report to the Exchange by mid-February 2005 and pooled a total of 2.94 million of our Common Shares held by our directors and officers and certain of their associates.  These pooled Common Shares will be released over not less than an 18 month time period but only after we have acquired the license rights to the ESM and such acquisition is accepted by the Exchange as a Change of Business or we have abandoned this technology.  Warrants to acquire a further 2.43 million of our Common Shares held by such directors and officers and their associates will also be pooled on the same basis.

The pooling of our securities is being made in compliance with the Exchange’s policy that on a Change of Business shares owed by certain principals of the issuer should be escrowed. The shares pooled include certain shares acquired in the July 2004 private placement and certain shares acquired in other transactions. In addition to the above, certain officers and directors have also agreed to re-price 708,000 options that were announced on August 6, 2004 from CAD $0.10 to CAD $0.21. The Exchange accepted our filings for its Change of Business during the first quarter on April 11, 2005.

About the ESM

The ESM, manufactured in Australia, is designed specifically to reduce the electricity consumption (kwh) and maximum demand (Kw/KVA) of refrigeration and air conditioning compressors by improving their performance and maintaining temperature control. The ESM takes advantage of the latest in microprocessor technology and software developments. By monitoring the temperature time rate of change and compressor operating parameters occurring each cooling cycle, the ESM, using current and historical data through exclusive algorithms incorporating predicative analyses, determines the optimum operating parameters for the compressor.

We understand that the first ESM was sold commercially in 1986 and that to date approximately 20,000 units have been installed worldwide. Abbotly has advised us that cost reductions for refrigeration and air conditioning systems of 15% to 25% are possible using the ESM.

A unique feature of the ESM is its ability to interface with, not replace, existing compressor controls. An ESM’s on and off feature allows it to be switched out of the compressor circuit for easy savings verification, a must for most utility rebate programs. The modules are compatible with all types of control systems including the latest building automation systems and computer controlled refrigeration plants. They are also suitable for virtually all types of refrigeration and air conditioning equipment.

Competition

Control systems which reduce electricity consumption of refrigeration and air conditioning units by improving the efficiency of run cycles of the compressors, represent the primary indirect competition for the ESM. Control systems are software programs designed to improve the efficiency of compressor run cycles or interaction between compressors. Most modern control systems use Direct Digital Control. Direct Digital Control is commonly referred to as:  BMS or Building Management System, DDC or Direct Digital Control. The major function of a control system is to provide the primary control and information system for the air conditioning or refrigeration equipment. The ESM is not a control system. The major function of the ESM is to reduce the cost of running the air conditioning system/refrigeration compressors while operating within the control parameters set by the control system.

Control systems represent an indirect competition to the ESM as it augments building and refrigeration control systems. Using Building Management Systems (BMS or refrigeration controls) and ESMs together will achieve two distinctly different but compatible approaches to savings. The major function of a BMS is to provide the primary control and information system for the air conditioning or refrigeration equipment. The major function of the ESM is to reduce the cost of running the air conditioning system/refrigeration compressors while operating within the control parameters set by the BMS.

Companies that manufacture and/or distribute building management systems and digital control systems include Emerson Electric Co., Hench Controls Corporation, Delta Controls, Logix, Intellidyne, and PowerCold Corporation.

Markets

We operate in the air conditioning and refrigeration energy savings market.  This market includes companies which operate heat, ventilation, and air conditioning and refrigeration equipment.  The ESM’s market can be segmented into retail, commercial, and industrial sectors.

Retail

The ESM can save energy in all types of retail establishments. The greater the air conditioning and refrigeration need of the retailer the greater the value of the ESM. Any retailer that requires a large air conditioned space and refrigeration area can benefit. Typically, the retail category includes shopping malls, supermarkets, department stores, and movie theatres.

Commercial

This category includes all businesses that require air conditioning. Potential users in this category include electric utilities, telephone companies, office buildings, banks and financial institutions, government buildings, medical centers and hospitals, and ice rinks.

Industrial

This segment includes any industry or manufacturer that has an air conditioned administration building or uses refrigeration or mechanical cooling in the manufacturing process. Such users include food storage and distribution, food processing, plastic injection and molding, computer manufacture, pharmaceuticals, computer rooms, and cold storage facilities.

Marketing

We have developed various methods of marketing, distributing, and installing the ESM.  We have established a team of commissioned marketing and technical personnel with direction coming from our full time employees.  The initial sales efforts will focus on markets that have government sponsored rebate programs such as California. This will allow us to accelerate the deployment of capital and thus installations.  We currently have test installs under way in a variety of customer sites.

B.

Liquidity and Capital Resources

Selected Annual Information

(in Canadian Dollars)

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Net Sales	$0	$0	$0	$0
Income (Loss) - Total	$(684,687)	$(508,712)	$(967,248)	$(1,138,947)
Income (Loss) – Per Share (Basic and Diluted)	$(0.06)	$(0.04)	$(0.18)	$(0.08)

Total Assets	$905,145	$558,063	$100,902	$651,507
Total Long Term Liabilities	$0	$0	$0	$0
Cash Dividends	$0	$0	$0	$0

Our revenue for the nine months ended September 30, 2006 was CAD $179,793 and we had a net loss of CAD $943,720. The loss per share (basic and diluted) for the nine months ended September 30, 2006 was CAD $0.06.  We had assets of CAD $3,416,901 at the nine months ended September 30, 2006 and total financial liabilities of CAD $1,715,334. Current liabilities at September 30, 2006 were CAD $1,220,532 and include the current portion of the purchase obligation to Abbotly of CAD $1,081,080 or AU $1,300,000.  Long-term liabilities consist of the last three scheduled payments totaling AU $595,000, due from October 2007 to May 2008, under the Abbotly acquisition contract.  There were no cash dividends declared during the first, second or third quarters of 2006.

Operating expenses for the nine months ended September 30, 2006 were CAD $934,585; compared to CAD $586,762 of the previous year.  This increase is, to a great extent, due to greater stock-based compensation costs, CAD $191,472, compared to CAD $24,820 of the previous year.  This non-cash expense is the fair value of the stock options that became vested and shares issued for service in the first three quarters of the year 2006.  Increases in management fees and salaries also to a lesser extent account for the greater operating expenses.

We had CAD $291,170 in cash and cash equivalents at the nine months ended September 30, 2006.

As we rapidly expand our operations, adding businesses in Florida and North Carolina to our customer base, as well as exploring new opportunities, operating expenses will continue to increase.  To meet our short-term financing needs, we closed two (2) private placements in December 2006 totaling CAD $1,565,000.

Results of Operations

The third quarter we saw a decrease in our revenue to $22,999 from $65,468 of the second quarter.  This was due to the unusual slowness in business activity that summer brings as a couple of sales projects that stayed pending throughout the period did close in October and November.  Gross margin was negative, due to several adjustments related to installation costs incurred in the first quarter.

Net loss of CAD $555,827, as mentioned, includes stock-based compensation costs of CAD $191,472.

Summary of Quarterly Results (in Canadian Dollars)

	Dec 2004	Mar 2005	Jun 2005	Sep 2005	Dec 2005	Mar 2006	Jun 2006	Sept 2006
Total Revenues	$0	$0	$0	$0	$0	$91,326	$65,468	$22,299
Income/(Loss)	$(525,784)	$(141,290)	$(208,222)	$(221,390)	$(538,045)	$(178,498)	$(208,395)	$(556,827)
INCOME/ (LOSS) PER SHARE – BASIC & DILUTED	$(0.09)*	$(0.02)	$(0.02)	$(0.02)	$(0.08)*	$(0.01)	$(0.01)	$(0.03)

*

Represents the loss per share (basic and diluted) for the fiscal year ended December 2004 and December 2005

The above quarterly information is presented in Canadian Dollars and is presented in accordance with Canadian generally accepted accounting principles.

Liquidity

We had CAD $348,364 in cash and cash equivalents at the fiscal year ended December 31, 2005 and CAD $291,170 in cash and cash equivalents at fiscal quarter ended September 30, 2006.  We will need financing to fulfill our obligations under the agreement with Abbotly and to continue our operations until sufficient revenue is generated.

C.

Research and Development, Patents and License, etc.

On October 15, 2003, we entered into a definitive license agreement with Abbotly USA, which granted us exclusive rights to sell and distribute the ESM in Canada and the state of New York for a term of five years.

On July 22, 2004, we amended the October 15, 2003 license agreement with Abbotly USA in order to expand our territory to include the states of Arizona, Nevada, New Hampshire, Rhode Island, Massachusetts, Connecticut, Colorado, New Mexico, Vermont, Maine and New Jersey (north of Interstate 195).

On November 4, 2004, we amended the original license agreement with Abbotly USA dated October 15, 2003, so as to name us as the exclusive distributor of the ESM in Canada.  Additionally, at that time, Abbotly USA and SmartCool USA signed a license agreement granting SmartCool USA exclusive marketing and distribution rights to the ESM in the states of New York, Arizona, Nevada, New Hampshire, Rhode Island, Massachusetts, Connecticut, Colorado, New Mexico, Vermont, Maine and New Jersey (north of Interstate 195).  The state of Hawaii was added as a territory on a non-exclusive basis in December 2004.

Although we paid no up-front consideration to acquire the rights from Abbotly USA, we were required to purchase a minimum value of goods from Abbotly USA throughout the term of the license agreements.  The cumulative total required purchases under the two license agreements was U.S. $40,000 in 2004, U.S. $460,000 in 2005, and U.S. $1,000,000 in each subsequent year. As of the date hereof, all of these purchase obligations have been terminated as a result of our acquisition of all of the North American rights to sell and distribute the ESM.

On January 30, 2006, we entered into a Letter of Intent with Abbotly USA to acquire the exclusive rights to distribute the ESM throughout North America.  Pursuant to this Letter of Intent, Abbotly USA agreed to assign all of its rights and obligations, and we agreed to assume all of Abbotly USA’s obligations, under a license agreement between Abbotly USA and Abbotly.  With the signing of this Letter of Intent, we will become the master distributor of the ESM in North America and will be required to meet certain minimum purchase obligations under the license agreement with Abbotly but will no longer be bound by our previous minimum purchase obligations that we had as sub-distributor of Abbotly USA.  The consideration to be paid will be in the form of cash and a royalty paid to Abbotly USA on all products purchased from Abbotly.  We will also grant incentive stock options to Abbotly USA.  On March 27, 2006, this transaction closed and we are now the exclusive distributor of the ESM for North America.

D.

Trend Information

No known trend.

E.

Off-balance sheet arrangements.

We have not entered into any off-balance sheet transactions.

F.

Tabular disclosure of contractual obligations as of December 1, 2006.

	Payments due by period (in Canadian Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$1,160,082	$665,280	$494,802	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	38,884	22,823	16,061	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total:	$1,198,966	$688,103	$510,863	-	-

Item 6.

 Directors, Senior Management and Employees

A.

Directors and Senior Management

The Articles of the Corporation provide that the number of our directors will be a minimum of three and a maximum of seven.  Unless the director’s office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act (“CBCA”), each director elected will hold office until the conclusion of our next annual meeting, or if no director is then elected, until a successor is elected.

The following table sets out the names of our directors and senior management, all major offices and positions held with us and any of our significant affiliates, each such person’s principal occupation, business or employment, the period of time during which each has been a director or senior officer and the number of our Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at December 1, 2006.

Nominee, Age, Position with SmartCool and City of Residence	Occupation, Business or Employment(1)	Period as a Director or Officer of SmartCool	Common Shares Beneficially Owned or Controlled(2)
George Burnes, 56 Director and President Coquitalm, B.C.	President SmartCool Systems, Inc. since October 2004; President, Director Novus Communications, Inc. from September 1996 to September 2004	September 16, 2004 through present	1,450,000
Jeffrey J. Lowe, 49 Director Burnaby, B.C.	Managing Partner Richards Buell Sutton LLP	July 29, 2004 through present	1,808,666
Rae Warburton, 58 Director Bowen Island, B.C.	Businessman	September 27, 2001 through present	253,750
Theodore Konyi, 52 Vice President Business Development Delta, B.C.	President of Maxwell Merchantile, Inc.	September 1, 2004 through April 1, 2006	0
Allan Thompson, 39 Corporate Secretary and CFO Delta, B.C.	Vice President Finance of Maxwell Merchantile, Inc.	July 28, 2004 through present	700,000

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within our knowledge and has been furnished by the respective nominees.  Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2.

The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare, our registrar and transfer agent, and by the nominees themselves.

There are no family relationships between any of our officers and directors.

B.

Compensation

Executive Compensation

During our fiscal year ending December 31, 2005, the aggregate direct remuneration paid or payable to our executive officers by us and our subsidiaries, all of whose financial statements are consolidated with ours, was $120,000.  George Burnes, our President, is our “Named Executive Officer” for the purposes of the following disclosure.  The compensation paid to our named Executive Officer during our three (3) most recently completed fiscal years is as set out below:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award(s) ($)	Non-Equity Inventive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

George Burnes,	2005	120,000			198,000			7,200	325,200
President	2004	27,500(1)			68,750			1,200	97,450
	2003	-			-			-	-

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Inventive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Inventive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Inventive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

George Burnes	206,250	68,750		$0.21	11/01/2009
George Burnes	100,000	300,000		$0.27	11/01/2010
George Burnes	50,000	150,000		$0.23	12/22/2010

 Narrative Disclosures to Summary Compensation and Plan-Based Awards Tables

We entered into an Employment Agreement with Mr. Burnes dated September 1, 2004 with an effective start date of October 15, 2004 providing for a base salary of CAD $10,000 per month, to be reviewed annually by the Board of Directors.  Mr. Burnes also receives CAD $600.00 per month as a car allowance to cover business use of his personal vehicle.  Mr. Burnes has the opportunity to earn an annual bonus in an amount to be determined by the Board of Directors, in its sole discretion.  In conjunction with the terms of his Employment Agreement, Mr. Burnes agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of12 months following his employment under his Employment Agreement.  We may terminate employment without cause by paying him a total amount equal to three (3) months salary in lieu of notice in the first year of employment, six (6) months salary in lieu of notice during the second and third year of employment, nine (9) months salary in lieu of notice during the fourth and fifth year of employment and 12 months salary plus one additional month for every year to a maximum of 16 months in lieu of notice thereafter.

Option Exercises and Stock Vested

Our Named Executive Officer did not exercise any stock options or similar awards or had any stock or similar award vest during the fiscal year 2005.

Pension Benefits

Our Named Executive Officer is not covered by a pension plan or other similar benefit plan that provides for payments or other benefits.

Nonqualified Deferred Compensation

Our Named Executive Officer is not covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

C.

Board Practices

Our Board of Directors currently consists of three (3) members, Mr. Burnes, Mr. Warburton and Mr. Lowe.  Each director serves until the next annual meeting of shareholders.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Inventive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Rae Warburton	26,000	-	30,440	-	-	-	56,440
Jeffrey J. Lowe	24,000	-	107,810	-	-	-	131,810

Directors are not reimbursed for their expenses of attending meetings of our Board of Directors and its Committees.  No Directors are reimbursed for any Board of Directors meeting attended.  Committee members, including the Chairman of each Committee, are not paid for any Committee meetings attended.

384518 B.C. Ltd., a company owned by Jeffrey J. Lowe and his spouse, has received the sum of CAD $2,000 per month effective August 1, 2004 for director fees pursuant to a Consulting Agreement dated October 27, 2004.  Richards Buell Sutton LLP, a law firm in which Mr. Lowe is a partner, billed us the sum of CAD $87,450 in fees in the fiscal year ended December 31, 2005 for legal services.

Except as set out above, none of our directors, who is not a Named Executive Officer, has received, during the most recently completed fiscal year, compensation pursuant to:

A.

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

B.

any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

C.

any arrangement for the compensation of directors for services as consultants or experts.

We may grant incentive stock options to our directors from time to time pursuant to our Stock Option Plan.

We have not implemented any pension plans or retirement benefit plans and none are proposed at this time.

Indebtedness or Directors, Executive Officers and Senior Officers

None of our directors, executive officers or senior officers, and no associate or affiliates of any of them is, or has been, indebted to us at any time since the beginning of our last completed fiscal year.

Summary of Board Committees

The Board of Directors has an Audit and Compensation Committee.  The  Audit Committee is composed of George Burnes, Jeffrey Lowe, and Rae Warburton.  The  Compensation Committee is composed of George Burnes, Jeffrey Lowe, and Rae Warburton.  The Committee members are currently preparing charters for each committee to be implemented in the near future.

D.

Employees

We have five (5) employees. We retain our President, Vice President of Sales and Director of Operations as full time employees pursuant to the terms of employment agreements.  We retain Technical Director as a full time consultants pursuant to the terms of a consulting agreement.  We retain our Chief Financial Officer as a part time consultant.  We also retain our Accountant, a Marketing/IT Administrator and an Administrator as part time consultants. We have 16 sales representatives, all of whom have entered into agency contracts with us.

Employment Agreements

We entered into an Employment Agreement with Mr. Burnes dated September 1, 2004 with an effective start date of October 15, 2004 providing for a base salary of CAD $10,000 per month, to be reviewed annually by the Board of Directors.  Mr. Burnes also receives CAD $600.00 per month as a car allowance to cover business use of his personal vehicle.  Mr. Burnes has the opportunity to earn an annual bonus in an amount to be determined by the Board of Directors, in its sole discretion.  In conjunction with the terms of his Employment Agreement, Mr. Burnes agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of 12 months following his employment under his Employment Agreement.  We may terminate employment without cause by paying him a total amount equal to three (3) months salary in lieu of notice in the first year of employment, six (6) months salary in lieu of notice during the second and third year of employment, nine (9) months salary in lieu of notice during the fourth and fifth year of employment and 12 months salary plus one additional month for every year to a maximum of 16 months in lieu of notice thereafter.

We entered into an Employment Agreement with Ken Landymore dated June 15, 2006, to be our Director of Operations, with an effective start date of July 17, 2006 providing for a base salary of CAD $6,750 per month.  Mr. Landymore also receives reimbursement for mileage if his vehicle is used for business nad the cost of a monthly parking space.  Mr. Landymore has the opportunity to earn an annual bonus in an amount to be determined by the Board of Directors, in its sole discretion.  In conjunction with the terms of his Employment Agreement, Mr. Landymore agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of 12 months following his employment under his Employment Agreement.  We may terminate employment without cause by paying him the total amount due under his Employment Agreement.

We entered into an Employment Agreement with Chris Lefaivre dated September 1, 2006 to be our Vice President of Sales, with an effective start date of September 1, 2006 providing for a base salary of CAD $8,500 per month.  Mr. Lefaivre has the opportunity to earn an annual bonus in an amount to be determined by the President, in his sole discretion.  In conjunction with the terms of his Employment Agreement, Mr. Lafaivre agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of 12 months following his employment under his Employment Agreement.  We may terminate employment without cause by paying him a total amount equal to three (3) months salary in lieu of notice in the first year of employment and six (6) months salary in lieu of notice thereafter.

Consulting Agreement

Pursuant to a Consulting Agreement dated May 1, 2004, we agreed to retain Maxwell Mercantile Inc. as a consultant to perform corporate finance and management duties for an initial term of one year for a fee of CAD $5,000 per month.  On September 1, 2004, we amended the payment due under the terms of the Consulting Agreement to CAD $8,000 per month with the appointment of Theodore Konyi as our Vice President, Business Development and the appointment of Allan Thompson as our Corporate Secretary, plus incentive stock options to purchase 222,000 Common Shares.  Theodore Konyi is a director and officer of Maxwell Mercantile Inc. which is indirectly owned by Mr. Konyi and the Konyi Family Trust.  Allan Thompson is an officer of Maxwell Mercantile Inc. We may elect to terminate this Consulting Agreement at any time upon paying Maxwell Mercantile Inc. the equivalent of six (6) months of the then current compensation.  Maxwell Mercantile Inc. may terminate this Consulting Agreement at any time by providing us with one (1) month’s advance written notice.  We may terminate this Consulting Agreement at any time for cause without prejudice to any other remedy to which the Company may be entitled either at law, in equity or otherwise. The term “cause” shall include, without limitation, dishonesty, theft, a material breach of business ethics as are customary in the trade, willful or persistent neglect of duties, and any material breach of this Consulting Agreement. The term “cause” shall also include the failure of Maxwell Mercantile Inc., for any reason, within 15 days after receipt by Maxwell Mercantile Inc. of written notice from us, to correct, cease or otherwise alter Maxwell Mercantile Inc.’s failure to comply with instructions or other action or failure to act that, in our opinion, does or may adversely affect its business or operations.

Pursuant to a Contract effective January 1, 2005, we agreed to retain Russ Visser as a consultant to (1) perform technical assistance to us that encompasses researching and documenting the installation requirements of the ESM and SIMS in customer premises; (2) identify and train installation personnel in the territories as required by us; (3) provide ongoing support and direction to the technical personnel as needed; and (4) be responsible for initiating and, subject to our approval, complete sales of our products and introducing potential sales agents and distributors to us.   The initial term of the Contract was from January 1, 2005 to December 31, 2005.  This Contract was renewed verbally by the parties under the same terms as the original agreement.  In consideration of performance of his services, Mr. Visser receives (1) CAD $2,500 per month; (2) 10% of the energy savings realized by our customers in the calendar years 2005 for completed sales generated by Mr. Visser and 1% per year of the energy savings realized by our customers for the duration of the Contract; (3) a one time grant of options to purchase 50,000 shares of our Common Shares; (4) CAD $60 per hour for each hour in excess of 40 hours per month that Mr. Visser spends on technical and operational issues for us; and (5) in the event that Mr. Visser spends more than 40 hours per month on technical and operational issues, then on a quarterly basis, Mr. Visser shall be entitled to additional options reflecting the difference in value for hours billed at CAD $60 and the normal billing rate of CAD $90.  In conjunction with the terms of his Contract, Mr. Visser agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of 12 months following his employment under his Contract.  Termination of the Contract is available (1) at any time with the mutual written consent of both parties; (2) at any time by us, without prior notice, if there has been a material breach of the terms of the Contract by Mr. Visser; and (3) at any time by either party on providing 30 days written notice.

E.

Share Ownership

Aggregate Security Holdings of Insiders

The following table sets for the share ownership of our directors, officers and 10% shareholders as of December 1, 2006.  The address for each shareholder is 1280-333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6.

Name	Common Shares Beneficially Owned or Controlled	% Ownership
George Burnes	1,450,000 (1)	5.48%
Allan Thompson	700,000 (2)	2.72%
Jeffrey J. Lowe	1,808,666 (3)	6.75%
Rae Warburton	253,750(4)	1%
Theodore Konyi	0	0%
Officers and Directors as a Group	4,212,416	14.42%

(1)  Includes 375,000 shares of Common Shares, 275,000 shares of Common Shares underlying options granted on November 1, 2004 with an expiration date of November 1, 2009 having an exercise price of CAD $0.21, 400,000 shares of Common Shares underlying options granted on November 4, 2005 with an expiration date of November 4, 2010 having an exercise price of CAD $0.27, 200,000 shares of Common Shares underlying options granted on December 22, 2005 with an expiration date of December 22, 2010 and an exercise price of CAD $0.23, and 200,000 shares of Common Shares underlying options granted on November 21, 2006 with an expiration date of November 21, 2011 and an exercise price of CAD $0.72.

(2)  Includes 250,000 shares of Common Shares, 150,000 shares of Common Shares underlying options granted on November 15, 2004 with an expiration date of November 15, 2009 and an exercise price of CAD $0.21, 200,000 shares of Common Shares underlying options granted on November 2, 2006 with an expiration date of November 2, 2011 and an exercise price of CAD $0.48, and 100,000 shares of Common Shares underlying options granted on November 21, 2006 with an expiration date of November 21, 2011 and an exercise price of CAD $0.72.

(3)  Includes 1,447,666 shares of Common Shares, 161,000 shares of Common Shares underlying options granted on August 6, 2004 with an expiration date of November 15, 2009 and an exercise price of  CAD $0.21, 200,000 shares of Common Shares underlying options granted on November 21, 2006 with an expiration date of November 21, 2011 and an exercise price of CAD $0.72.

(4)  Includes 88,750 shares of Common Shares, 50,000 shares of Common Shares underlying options granted on July 13, 2005 with an expiration date of July 13, 2010 and an exercise price of CAD $0.21,  100,000 shares of Common Shares underlying options granted on July 11, 2006 with an expiration date of July 11, 2011 and an exercise price of CAD $0.30, and 15,000 shares of Common Shares underlying warrants granted on June 28, 2006 with an expiration date of June 28, 2008 and an exercise price of $0.60.

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table sets forth certain information as of December 1, 2006, with respect to the beneficial ownership of our Common Shares for each person known by us to beneficially own 5% or more of the outstanding shares of our Common Shares.  The address of each shareholder is c/o Smartcool Systems, Inc., 1280-333 Seymour Street, Vancouver, British Columbia V6B 5A6 Canada.

Name of Shareholder	Number of Shares	Percent
George Burnes	1,450,000(1)	5.48%
Jeffrey J. Lowe	1,808,666 (2)	6.75%

(1)  Includes 375,000 shares of Common Shares, 275,000 shares of Common Shares underlying options granted on November 1, 2004 with an expiration date of November 1, 2009 having an exercise price of CAD $0.21, 400,000 shares of Common Shares underlying options granted on November 4, 2005 with an expiration date of November 4, 2010 having an exercise price of CAD $0.27, 200,000 shares of Common Shares underlying options granted on December 22, 2005 with an expiration date of December 22, 2010 and an exercise price of CAD $0.23, and 200,000 shares of Common Shares underlying options granted on November 21, 2006 with an expiration date of November 21, 2011 and an exercise price of CAD $0.72.

(2)  Includes 1,447,666 shares of Common Shares, 161,000 shares of Common Shares underlying options granted on August 6, 2004 with an expiration date of November 15, 2009 and an exercise price of  CAD $0.21, 200,000 shares of Common Shares underlying options granted on November 21, 2006 with an expiration date of November 21, 2011 and an exercise price of CAD $0.72.

As of December 29, 2006, there were 60 record holders in Canada holding 99.16% of our outstanding Common Shares, no par value per share, representing approximately 81.08% of the total number of shareholders.

B.

Related Party Transactions

384518 B.C. Ltd., a company owned by Jeffrey J. Lowe and his spouse, has received the sum of CAD $2,000 per month effective August 1, 2004 for director fees pursuant to a Consulting

Agreement dated October 27, 2004.  Richards Buell Sutton LLP, a law firm in which Mr. Lowe is a partner, billed the sum of CAD $87,450 in fees to us in the fiscal year ended December 31, 2005 for legal services.

We incurred administration and management fees of CAD $58,500 to our directors during the fiscal quarter ended September 30, 2006.  There were no other related party transactions during the fiscal quarter ended September 30, 2006.

Certain of our directors of ours also serve as directors of other companies.  It is possible that business opportunities may be offered to us and to such other companies, and further that those other companies may participate in the same opportunities in which we have an interest.  In exercising their powers and performing their functions, our directors are required to act honestly and in good faith with a view to our best interests, and to exercise the care, diligence and skill of a reasonably prudent person.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest in or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Jeffrey J. Lowe, one of our current directors, is a partner of a law firm which provides legal services to us.

C.

Interest of Experts and Counsel

Richards Buell Sutton LLP, is our Canadian counsel.  Mr. Lowe, one of our current directors and a Partner of Richards Buell Sutton LLP, beneficially owns or controls 1,808,666 shares of our Common Shares.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This registration statement contains our unaudited consolidated financial statements for the quarter ended September 30, 2006, and our audited consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 with an Audit Report and Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences, comprised of:

1)

Unaudited Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005

2)

Unaudited Consolidated Statements of Operations and Deficit for three months ended September 30, 2005 and 2006 and the nine months ended September 30, 2005 and 2006

3)

Unaudited Consolidated Statement of Cash Flows for three months ended September 30, 2005 and 2006 and the nine months ended September 30, 2005 and 2006

4)

Audited Consolidated Balance Sheets as of December 31, 2005, December 31, 2004 and December 31, 2003;

5)

Audited Consolidated Statements of Operations and Deficit for the year ended December 31, 2005, December 31, 2004 and December 31, 2003;

6)

Audited Consolidated Statement of Cash Flows for the years ended December 31, 2005, December 31, 2004 and December 31, 2003; and

7)

Notes to the consolidated financial statements.

Legal or Arbitration Proceedings

There are no governmental proceedings pending or known to be contemplated.

Dividend Policy

We have never paid any dividends and do not intend to in the foreseeable future.

B.

Significant Changes

None.

Item 9.

 The Offering and Listing

A.

Offering and Listing Details

As of December 1, 2006, there were 14 record holders in the United States holding 0.93% of our outstanding Common Shares, no par value per share, representing approximately 10.53% of the total number of shareholders.  Our Common Shares issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the Common Shares.  There are no restrictions on the free transferability of our Common Shares.  Following is the price history of our Common Shares, as traded in Canadian Dollars:

Annual high and low prices for the fiscal year ended December 31,	High	Low
2000	0.450	0.450
2001	0.450	0.450
2002	0.550	0.210
2003	0.450	0.065
2004	0.500	0.040
2005	0.450	0.200

Quarterly high and low prices for the fiscal year ended December 31, 2005	High	Low
First Quarter	0.420	0.285
Second Quarter	0.355	0.200
Third Quarter	0.450	0.210
Fourth Quarter	0.400	0.260

Quarterly high and low prices for the fiscal year ended December 31, 2004	High	Low
First Quarter	0.135	0.075
Second Quarter	0.135	0.040
Third Quarter	0.500	0.045
Fourth Quarter	0.450	0.260

Monthly High and Low Prices	High	Low
January 2006	0.295	0.210
February 2006	0.300	0.190
March 2006	0.290	0.190
April 2006	0.275	0.210
May 2006	0.400	0.210
June 2006	0.450	0.390
July 2006	0.440	0.310
August 2006	0.400	0.300
September 2006	0.400	0.300
October 2006	0.500	0.270
November 2006	0.950	0.450

B.

Plan of Distribution

Not applicable.

C.

Markets

Our Common Shares are quoted on the TSX Venture Exchange under the symbol “SSC.V” and in the U.S. on the Pink Sheets under the symbol “SSCFF.PK.”

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

Additional Information

A.

Share Capital

As of December 31, 2005, our Board of Directors resolved that we are authorized to issue an unlimited number of Common Shares, subject to further resolutions of our Board of Directors, from time to time.  Of the unlimited number of Common Shares authorized, 21,376,281 shares were issued and outstanding as of September 30, 2006.

Each of our Common Shares has equal dividend, liquidation and voting rights.  Voters of the Common Shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the Common Shares are entitled to receive dividends when declared by our Board of Directors from funds legally available therefore.  The Common Shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding Common Shares are fully paid and non-assessable.  We do not own any of our own shares.

The following table reconciles the total number of shares outstanding at the beginning and end of the last fiscal year:

No. of Shares
Total Outstanding Shares at December 31, 2004	8,612,167
Stock options outstanding(1)	1,713,000
Warrants outstanding(2)	6,240,000
Outstanding at December 31, 2005	14,196,292

(1)

Includes 558,000 shares of common stock underlying options granted on August 6, 2004 with an exercise price of CAD $0.21 expiring on August 6, 2009; includes 275,000 shares of common stock underlying options granted on November 1, 2004 with an exercise price of CAD $0.21 expiring on November 1, 2009; includes 50,000 shares of common stock underlying options granted on December 22, 2004 with an exercise price of CAD $0.33 expiring on December 22, 2009; includes 50,000 shares of common stock underlying options granted on July 13, 2005 with an exercise price of CAD $0.21 expiring on July 13, 2010; includes 430,000 shares of common stock underlying options granted on November 4, 2005 with an exercise price of CAD $0.27 expiring on November 4, 2010; includes 350,000 shares of common stock underlying options granted on December  22, 2005 with an exercise price of CAD $0.27 expiring on December 22, 2010.

(2)

Includes 3,612,500 shares of common stock underlying warrants purchased on October 27, 2004 at CAD $0.10 with an exercise price of CAD $0.10 expiring on October 26, 2006; includes 355,000 shares of common stock underlying warrants purchased on January 18, 2005 at CAD $0.25 with an exercise price of CAD $0.35 expiring on January 19, 2007; includes 2,272,500 shares of common stock underlying warrants purchased on April 11, 2005 at CAD $0.33 with an exercise price of CAD $0.40 if exercised before April 11, 2006 and CAD $0.50 if exercised before April 11, 2007 expiring on April 11, 2007.

The following table outlines the history of our share capital for the last three years:

	Shares	Amount
Balance, December 31, 2002	12,821,505	$9,477,478
Issued pursuant to a private placement at $0.12 per share, net of finder’s fee of $9,240	1,350,000	152,760
Balance, December 31, 2003	14,171,505	9,630,238
Three-to-one consolidation of shares	(9,447,671)	-
Bonus shares issued in consideration of loan to company	13,333	667
Private placement	3,875,000	310,000

Balance, December 31, 2004	8,612,167	9,940,905
Private placement	710,000	177,500
Private Placement	4,545,000	1,330,739
Share Purchase Warrants	338,500	42,210
Escrow Shares	(9,375)	-
Balance, December 31, 2005	14,196,292	$11,491,354

On November 5, 2003, we issued 1,350,000 units pursuant to a private placement, with each unit consisting of one share of our Common Stock and one Share Purchase Warrant at $0.15 per share in year one and $0.17 per share in year 2, net a total finder’s fee of $9,240.  The finder’s fee was paid to Arbora Portfolio Management on January 1, 2004.

On July 20, 2004, we completed a consolidation of our Common Shares on a three-for-one basis and changed our name from Citotech Systems Inc. to SmartCool Systems Inc.

In December 2004, we completed a non-brokered private placement of a total of 3,875,000 units at a price of CAD $0.08 for gross proceeds of CAD $310,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of CAD $0.10 until October 26, 2006.

On January 18, 2005, we completed another non-brokered private placement of 710,000 units at a price of CAD $0.25 for gross proceeds of CAD $177,500.  Each unit consisted of one common share and one-half share purchase warrant, with one whole share purchase warrant entitling the holder to purchase one common share at a price of CAD $0.35 until January 19, 2007.

On April 11, 2005, we completed a Short Form Offering of 4,545,000 units at a price of CAD $0.33 per unit for gross proceeds of CAD $1,499,850.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.   Each full warrant will entitle the holder to purchase one common share at a price of CAD $0.40 in the first year and CAD $0.50 in the second year.  A total of 408,788 units were sold to purchasers subject to a hold period expiring on August 12, 2005.  In connection with this offering, we paid Haywood Securities Inc. a cash commission of 7.5% of the gross proceeds and issued agent’s warrants to acquire up to 10% of the units sold pursuant to the offering.  Each agent’s warrant entitles the holder to purchase units at a price of CAD $0.33 per unit for a two (2) year term.

During the last four (4) months of 2005, 262,500 share purchase warrants were exercised at an exercise price of CAD $0.10 per share.

During the third quarter of 2005, 9,375 common shares held in escrow were cancelled due to the expiry of the underlying escrow agreement.

B.

Memorandum and Articles of Association

We were originally incorporated under the corporate name 3788211 Canada Inc. under the Canada Business Corporations Act, Corporation number 3788211.  On October 16, 2000, our name was changed to Citotech Systems Inc.  On July 19, 2004, our name was changed to SmartCool Systems Inc.  There are no restrictions in the Articles of Incorporation on the types of businesses we may carry on.

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when as declared by our  Board of Directors.  There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the Common Shares.  In the event of liquidation, dissolution, or winding up of us, the holders of Common Shares are entitled to participate in the assets of us available for distribution after satisfaction of the claims of creditors.

Preferred Shares

The Preferred Shares may be issued from time to time in one or more series and our Board of Directors is authorized to fix, from time to time before issuance, the number of shares in, the designation of and the rights, privileges, restrictions and conditions attaching to the shares of each series of the Preferred Shares.  In the event of liquidation, dissolution, or winding up of us, the holders of Preferred Shares are entitled payment on parity with the Preferred Shares and are entitled to preference over the Common Shares.

Powers and Duties of Directors

Our directors shall manage or supervise the management of our affairs and our business and shall have authority to exercise all such powers, as are not, by the Canada Business Company Act or by the Articles or Bylaws, required to be exercised by us in a general meeting.

Our directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with us whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction with us in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of us:  (1) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (2) issue bonds, debentures and other debt obligations; or (3) mortgage, charge or give other security on the whole or any part of the property and assets of us.

Pursuant to applicable Canadian corporate law, all directors must be at least 18 years of age, and at least one of our directors must be a person ordinarily resident in Canada.  There is not minimum share ownership to be a director.  No person shall be a director who is of unsound mind and has been so found by a court in Canada or elsewhere, who is not an individual, or who has the status of bankrupt.

Pursuant to the policies of the TSXV, at least one director must have expertise in the area of the Company’s business, and at least two directors who are neither employees, senior officers, control persons or management consultants of the Company.  At least one director must have experience in operating and managing a public company.  No personal shall be a director who (1) is or has been subject to a “cease trade” order, denial of an “exemption” order or an equivalent order or ruling by a Canadian securities regulatory authority for 12 consecutive months or more, (2) subject to a consent order or decree, agreed statement of facts or similar documentation, entered into or issued by a stock exchange, Canadian securities regulatory authority or court which currently places restrictions on that person’s ability to be a director, (3) whose registration has been cancelled under applicable Canadian securities law, mortgage broker legislation, insurance sales licensing legislation, real estate broker or sales licensing legislation or commodity contract legislation, (4) currently incarcerated or has been incarcerated, since that personal; reached the age of majority, for more than 12 consecutive months, (5) guilty or convicted of a criminal offence relating to fraud, breach of trust, embezzlement, forgery, bribery, perjury, money laundering or any other offences that may reasonably bring into question that person’s integrity and suitability as a director, (6) personally indebted or subject to an unsatisfied or incomplete term of sanction of the TSXV or any Canadian securities regulatory authority, or (7) a person that the TSXV advises is unacceptable to serve as a director.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be 5% of the outstanding shares eligible to vote at the meeting.  There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with the Canada Business Corporations Act, directors shall be elected by an “ordinary resolution” which means (1) a resolution passed by our shareholders in general meeting by a simple majority of the votes cast in person or by proxy, or (2) a resolution in writing signed by all of the shareholders entitled to vote on that resolution.

Under the Canada Business Corporations Act certain items such as an amendment to a company’s articles or entering into a merger, requires approval by a special resolution which shall mean (1) a resolution passed by a majority of not less than 2/3 of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting, or (2) a resolution consented to in writing by each shareholder who would have been entitled to vote in person or by proxy at our general meeting, and a resolution so consented to is deemed to be a special resolution passed at our general meeting.

C.

Material Contracts

See discussion of agreements with Abbotly and Abbotly USA in Item 4A.

D.

Exchange Controls

Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation.”

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when a company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of a company and the value of the assets of a company and its related entities, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of a company.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when a company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of a Company and the value of the assets of a company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2006 was any amount equal to or in excess of $265 million.  A non-Canadian would acquire control of a company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control of a company unless it could be established that, on the acquisition, the company was not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (1) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (2) an acquisition of control of a company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (3) an acquisition of control of a company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of a company, through the ownership of the Common Shares, remained unchanged.

E.

Taxation.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more Common Shares and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with us, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor’s particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is “taxable Canadian property”, and is not “treaty-protected property”, of the Investor for purposes of the Canadian Act. A Common Share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm’s length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of us. The Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a Common Share held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the Common Share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period, preceding the disposition, a “permanent establishment” or a “fixed base” available to the Investor in Canada.

An Investor whose Common Shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition herefore exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor’s reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor’s taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor’s taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor’s taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by us to the Investor on a Common Share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lower rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of us, and 15% in any other case, of the gross amount of the dividend. We will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

Certain United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares (“U.S. Investor”).  The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service (“IRS”) that are currently applicable, all of which are subject to change, possibly with retroactive effect.  There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein.  Potential investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Shares in light of their particular circumstances.

Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below.  Special rules will apply, for example, if you are:

•

an insurance company;

•

a tax-exempt organization;

•

a financial institution;

•

a person subject to the alternative minimum tax;

•

a person who is a broker-dealer in securities;

•

an S corporation;

•

an expatriate subject to Section 877 of the Code;

•

an owner of, directly, indirectly or by attribution, 10% or more of the outstanding Common Shares; or

•

an owner holding Common Shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common stock as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.  Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

Dividends.  For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your Common Shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the Common Shares.  Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in your Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Shares.  You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above.  If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on Common Shares, which is generally available for dividends paid by U.S. corporations.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes.  For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. Investors, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Dispositions of Common Shares.  Subject to the discussion below of the consequences of being treated as a passive foreign investment company, gain or loss realized by a U.S. Investor (other than a 10-percent shareholder) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor’s basis in the Common Shares and the amount realized on the disposition.  In general, such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Shares for more than one year at the time of the sale or exchange.  If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

In general, gain from a sale, exchange or other disposition of the Common Shares by a U.S. Investor will be treated as U.S. source income.   Therefore the use of foreign tax credits relating to any foreign taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any foreign taxes withheld on the sale of Common Shares.

Special United States Federal Income Tax Consequences

Passive Foreign Investment Company.  We have not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and we believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change.  We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our Common Shares, either (1) at least 75% of our gross income for the taxable year is passive income, or (2) at least 50% our assets are attributable to assets that produce or are held for the production of passive income.  In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the “look-through” rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation (“CFC”), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

If we are a passive foreign investment company for any taxable year during which a U.S. Investor holds Common Shares the U.S. Investor will be subject to special tax rules with respect to:

•

any “excess distribution” that the U.S. Investor receives on Common Shares, and

•

any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the Common Shares, unless the U.S. Investor makes a “mark-to-market” election as discussed below.

Distributions the U.S. Investor receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Investor received during the shorter of the three preceding taxable years or the U.S. Investor’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•

the excess distribution or gain will be allocated ratably over your holding period for the Common Shares,

•

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if the U.S. Investor holds the Common Shares as capital assets.

A U.S. Investor of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Investor’s share of our income on a current basis. However, a U.S. Investor may make a qualified electing fund election only if we, as a passive foreign investment company, agree to furnish the shareholder annually with certain tax information.  We do not presently intend to prepare or provide such information.

Alternatively, a U.S. Investor of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above.  If a U.S. Investor makes a mark-to-market election for the Common Shares, the U.S. Investor will include in income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Investor’s taxable year over the U.S. Investor’s adjusted basis in such shares.  A U.S. Investor is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Investor’s income for prior taxable years. Amounts included in a U.S. Investor’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. A U.S. Investor’s basis in the Common Shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to Section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules.  We are not currently a company meeting the requirements of mark-to-market so such an election is not currently available if we were to be a PFIC.

Non-U.S. Investors.  A Non-U.S. Investor generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our Common Shares unless the income is effectively connected with the Non-U.S. Investor’s conduct of a trade or business in the United States.

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Shares unless such gain is effectively connected with the Non-U.S. Investor’s conduct of a trade or business within the United States or the Non-U.S. Investor is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Investor’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Investor were a U.S. Investor, except that the passive foreign investment company rules will not apply.  Effectively connected dividends and gains received by a corporate Non-U.S. Investor may also be subject to an additional branch profits tax.

U.S. Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to dividends in respect of our Common Shares, or the proceeds received on the sale, exchange or redemption of our Common Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns.  The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor’s U.S. federal income tax liability provided that the appropriate returns are filed. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their Non-U.S. status.

A U.S. Investor who holds Common Shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our shares and any gain realized on the disposition of our Common Shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

None.

H.

Documents on Display

We will file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The Securities and Exchange Commission also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the Sedar website, www.sedar.com.

Copies of our material contracts are kept in our administrative headquarters.

I.

Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

A.

Transaction Risk and Currency Risk Management

Our operations do not employ financial instruments or derivatives which are market sensitive and we do not have financial market risks.

B.

Exchange Rate Sensitivity

We are exposed to market risk, primarily related to foreign exchange. We use the Canadian Dollar as its reporting currency and are therefore exposed to foreign exchange movements in the U.S.  We have not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on our operations.

The following table sets forth the percentage of our administrative expense by currency for the years ended December 31, 2005 and 2004.

By Currency

	2005	2004
Canadian Dollar	100%	100%
U.S. Dollar	0%	0%
Total	100%	100%

Such administrative expense by currency may change from time to time.

We have not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on our operations.  Based on prior years, we do not believe that we are subject to material foreign exchange fluctuations.  However, no assurance can be given that this will not occur in the future.

Interest Rate Risk

We are not currently subject to adverse movement in interest rates because we do not utilize any credit facilities; therefore, we do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

Item 12.

Description of Securities Other than Equity Securities

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable.

C.

Other Securities

Not applicable.

D.

American Depository Shares

Not applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.

Controls and Procedures

Not applicable.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

Not applicable.

Item 16B.

Code of Ethics

Not applicable.

Item 16C.

Principal Accountant Fees and Services

Not applicable.

Item 16D.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

ITEM 17.

FINANCIAL STATEMENTS

Our consolidated financial statements are prepared in accordance with Canadian generally accepted auditing standards and are expressed in Canadian Dollars.  All year end and interim financial statements attached have been reconciled to U.S. GAAP.  See Item 8.

ITEM 18.

FINANCIAL STATEMENTS

See Item 17.

ITEM 19.

EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation
1.2	Bylaws
4.1	Citotech Systems Inc. 2001 Share Option Plan Dated for Reference September 27, 2001
4.2	License Agreement between Abbotly Technologies Pty Limited and Abbotly Technologies, Inc. dated July 23, 2003
4.3	License Agreement between Abbotly Technologies, Inc. and SmartCool Systems Inc. dated October 15, 2003
4.4	Amendment No. 1 dated February 11, 2004 to License Agreement between Abbotly Technologies Pty Limited and Abbotly Technologies, Inc. dated July 23, 2003
4.5	Consulting Agreement with Maxwell Mercantile, Inc. dated May 1, 2004
4.6	Amendment dated July 22, 2004 to License Agreement between Abbotly Technologies, Inc. and SmartCool Systems Inc. dated October 15, 2003
4.7	Amendment dated September 1, 2004 to Consulting Agreement with Maxwell Mercantile Inc. dated May 1, 2004
4.8	Employment Agreement between SmartCool Systems Inc. and George Burnes dated September 1, 2004
4.9	Amendment dated November 4, 2004 to License Agreement between Abbotly Technologies, Inc. and SmartCool Systems Inc. dated October 15, 2003
4.10	Consulting Agreement between SmartCool Systems Inc. and Russ Visser effective January 1, 2005

4.11	Lease of Office Space Multi-Tenant Office Project between Cordova Equities Inc. and SmartCool Systems Inc. dated March 21, 2005
4.12	Office Building Lease between Stewart Plaza, LLC and SmartCool Systems USA, Inc. dated April 1, 2006
4.13	Amendment No. 2 dated March 11, 2006 to License Agreement between Abbotly Technologies Pty Limited and Abbotly Technologies, Inc. dated July 23, 2003
4.14	Letter Agreement dated March 11, 2006 regarding Amendment No. 2 to License Agreement between Abbotly Technologies Pty Limited and Abbotly Technologies, Inc. dated July 23, 2003
4.15	Assignment and Assumption Agreement between Abbotly Technologies, Inc. and SmartCool Systems USA, Inc. dated March 21, 2006
4.16	Acknowledgment and Consent to Assignment between Abbotly Technologies Pty Limited, Abbotly Technologies, Inc. and SmartCool Systems Inc. dated March 27, 2006
4.17	Consulting Agreement between SmartCool Systems USA, Inc. and Marmara Holdings LLC dated May 12, 2006
4.18	Employment Agreement between SmartCool Systems Inc. and Ken Landymore dated June 15, 2006
4.19	Business Sale Agreement between Abbotly Technologies Pty Limited and SmartCool International, Inc. dated June 26, 2006
4.20	Consulting Agreement between SmartCool International Inc. and Suellen McAlpin dated June 30, 2006
4.21	Consulting Agreement between SmartCool International Inc. and Immensa Group dated July 1, 2006
4.22	Employment Agreement between SmartCool Systems Inc. and Chris Lefaivre dated September 1, 2006
8	List of Subsidiaries
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act
13	Certifications under Section 906

SIGNATURE PAGE IMMEDIATELY FOLLOWS

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Dated:

January 29, 2007

SMARTCOOL SYSTEMS, INC.

By:

/s/ George Burnes

George Burnes, President

SMARTCOOL SYSTEMS INC.

Financial Statements

(Expressed in Canadian Dollar)

September 30, 2006 (Unaudited-prepared by Management)

SmartCool Systems Inc.

Consolidated Balance Sheets

(Unaudited – prepared by Management)

Assets

Current Assets	September 30, 2006	December 31, 2005

Cash and cash equivalents $291,170 $348,364
Loan and other receivables 57,154 42,523
Refundable tax credits 8,554 13,534
Inventory 171,065 128,665
Prepaid expenses and deposits 78,128 14,723
Total current assets 606,071 547,809

Long-term assets (Note 3) 2,741,833 26,140

Property plant and equipment
Demonstration and display equipment (Note 4) 28,249 33,234
Equipment and leaseholds (Note 4) 40,748 44,324

Total assets $3,416,901 $651,507

Liabilities & Shareholders’ Equity

Current Liabilities

Accounts payable and accrued liabilities $139,452 $112,681
Loans payable - -
Current portion of obligations under acquisition contract 1,081,080 -
Total Current Liabilities 1,220,532 112,681

Obligations under acquisition contract (Note 5) 494,802 -

Shareholders’ Equity

Share capital (Note 6) 13,381,343 11,491,354
Obligation to issue shares 25,000 -
Contributed surplus 480,622 289,150
Deficit (12,185,398) (11,241,679)
Total shareholders’ equity 1,701,566 538,825

Total Liabilities and shareholders’ equity $3,416,901 $651,507
(See accompanying notes to the consolidated finical statements)

Smartcool Systems Inc.

Consolidated Statements of Operations & Deficit

(unaudited – prepared by Management)

	Three months ended September 30	Nine months ended September 30
2006	2005	2006	2005

Revenue $22,999 - $179,793 -
Cost of sales, approved projects 38,112 - 148,837 -
Gross profit (15,113) - 30,956 -

Survey & testing costs, pending projects 8,419 - 28,244 -

Selling, general &administrative expenses
Advertising & media - - 2,620 -
Amortization 3,914 5,195 11,486 13,145
Commissions 177 - 11,798 -
Equipment lease 3,077 - 9,242 -
Filling & transfer fee 5,388 1,468 19,437 30,191
Financing fee - - - -
Insurance and licenses 6,098 - 10,894 -
Interest expense 11 6 285 307
Investor relations & news dissemination 5,833 8,200 35,999 15,064
Management and consulting fees 169,786 132,780 414,350 307,650
Office and sundries 13,268 16,064 38,816 26,687
Professional fees 35,645 10,372 111,742 86,730
Project investigation recoveries - 3,678 (119,136) (21,465)
Rent 12,723 28,240 38,432 41,614
Salaries & wages 37,544 1,085 57,937 3,390
Stock-based compensation 191,472 - 191,472 24,820
Telephone 6,369 4,251 16,223 10,325
Technical consulting 9,705 - 9,705 -
Travel 30,628 30,512 73,285 48,305
531,285 241,850 934,585 586,762

Interest income 368 696 2,832 696
Foreign exchange gain (loss) (2,379) - (14,697) -
Loss for the period (556,827) (241,154) (943,720) (586,066)

Deficit, beginning of the period (11,628,572) (10,447,644) (11,241,679) (10,102,732)

Deficit, end of period $(12,185,398) (10,688,798) $(12,185,398) (10,688,798)

Loss per share – basic and diluted (0.03) (0.02) (0.06) (0.05)
Weighted average number of common
shares outstanding – basic and diluted 21,354,216 13,893,486 17,149,495 11,964,493

SmartCool Systems Inc.

Consolidated Statements of Cash Flows

(Unadited – Prepared by Management)

Three months ended September 30		Nine months ended September 30
2006	2005	2006	2005

Cash flows used in operating activities
Loss for the period (556,827) (241,154) (943,720) (586,066)
Adjustments for items not involving cash:
-amortization 3,914 5,195 11,486 13,145
-Stock-based compensation 191,472 - 191,472 24,820
Changes on in non-cash working capital items:
-Loan & other receivables (9,690) - (14,631) -
-refundable tax credit 4,544 (16,099) 4,980 (17,327)
-inventory 6,657 - (42,400) (113,256)
-prepaid expenses (10,857) (13,122) (63,404) (44,237)
-accounts payable and accrued liabilities 2,458 (22,160) 26,771 (40,309)
-loan payable - - - -
-acquisition contract - - 1,575,882 -

Net cash flow used in operating activities (368,328) (287,340) 746,435 (763,230)

Cash flows from financing activities
Shares issued for cash 11,500 23,750 1,889,989 1,547,449
Shares subscription - - 25,000
Net cash flows from financing activities 11,500 23,750 1,i914,989 1,547,449

Cash flows used in investing activities
Acquisition of fixed assets (1,145) (6,224) (2,925) (7,109)
Increase in long term investments - (72,500) (2,715,693) (145,371)
Net cash flows used in investing activities (1,145) (78,724) (2,718,818) (152,480)

Increase in cash and cash equivalents (357,973) (342,314) (57,194) 631,739

Cash and cash equivalents,
beginning of period 649,143 982,893 348,364 8,840

Cash and cash equivalent,
End of period $291,170 $640,579 $291,170 $640,579

Supplementary cash flow information:

Interest paid in cash - - - -
Income taxes paid in cash - - - -

Notes to Consolidated Financial Statements
For the three months ended September 30, 2006

1.

Incorporation and Nature of Operations

The company was incorporated on August 31, 2000 under the Canada Business Corporations Act as 378211 Canada Inc. and changed its name to Citotech Systems Inc. on October 16, 2000, and changed its name again to Smartcool Systems Inc. on July 20, 2004.

In 2004, the Company incorporated a wholly-owned subsidiary, Smartcool Systems (USA) Inc. (“Smartcool USA”) under the law of Nevada.   Smartcool International Inc. (“Smartcool International”), another wholly-owned subsidiary, was incorporated in Barbados in June 2006.

These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operation of the Company is dependent upon the ability of the Company to obtain financing as the Company has incurred recurring operating losses.   Expecting to see revenue increase significantly in the medium term, management’s plans in this regard are to raise equity financing in the short term when necessary, to maintain its operations, to complete strategic acquisitions, and to fulfill other contract obligations.  These financial statements do not include any adjustments that may result from this uncertainty.

2.

Significant Accounting Policies

(a)

Principles of consolidation.  The consolidated financial statements include the accounts of Smartcool Systems Inc. and its wholly owned subsidiaries, Smartcool USA and Smartcool International.  All significant inter-company transactions and balances have been eliminated.

(b)

Use of estimates.  The preparation of financial statements in conformity with Canadian generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.   Actual results may differ from those estimates.

(c)

Cash equivalents.  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  At September 30, 2006 and December 31, 2005, cash equivalents consist of bank redeemable term investment certificates.

(d)

Equipment.  Equipment are stated at cost and amortized on a declining balance basis using the following rates:

Computer

30%

Demonstration and display equipment

20%

Engineering equipment

20%

Office equipment

20%

Leaseholds

10 years straight-line

2.

Significant Accounting Policies (continued)

(e)

Intangible assets.  Intangible assets will be amortized over its useful life unless the life is determined to be infinitive.   An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

An impairment loss is recognized when the carrying value of intangible asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition.   The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value.  Fair value is generally determined using a discounted cash flow analysis.

(f)

Impairment of long-lived assets.  Long-lived assets are reviewed whenever events or changes in circumstances indicate that carrying value of an asset or asset group may not be recoverable.   An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over the fair value.  Fair value is generally determined using a discounted cash flow analysis.

(g)

Loss per share.  Basic loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.   The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(h)

Income taxes.  The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using substantially effected tax rates and laws that will be in effect when the difference are expected to reverse.

(i)

Foreign currency translations.  Transactions denominated in foreign currencies are translated into Canadian dollars as follows:  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the monthly average exchange rate.  Non-monetary are translated at historical rates.  Gains and losses arising from such translation are accounted for as foreign exchanges gains or losses and reflected in earnings.

3.

Long Term Investments

(a)

Abbotly Technologies USA.  On January 30th, 2006, the company entered into a Letter of Intent with Abbotly USA to acquire the exclusive rights to distribute the Energy Saving Module (ESM) throughout North America.  Pursuant to this LOI, Abbotly USA has agreed to assign all of its rights and obligations, and the Company has agreed to assume all of Abbotly USA’s obligations, under a license agreement between Abbotly USA and Abbotly Australia Pty.  With the signing of this LOI, Smartcool USA will become the master distributor of the ESM in North America and will be required to meet certain minimum purchase obligations under the license agreement with Abbotly Pty but will no longer be bound by its previous minimum purchase obligations that it had as sub-distributor of Abbotly USA.

The consideration to be paid is US$30,000 upon the signing of the Letter of Intent, US$150,000 to be paid May 1, 2006 and 500,000 shares purchase warrants with an exercise price based on the market value at the time of closing, exercisable over a period of 2 years to Abbotly USA. plus a royalty on all products purchased from Abbotly Pty.  As at September 30, 2006, payment of CDN$201,953.49 has been paid to Abbotly Technologies USA.  On March 27th, 2006 this transaction closed and Smartcool is now the exclusive distributor of the ESM 4000 for North America.

3.

Long Term Investments (continued)

(b)  Abbotly Technologies Pty. Ltd..  On February 1, 2005, the Company entered into a memorandum of understanding (MOU) to purchase the assets of Abbotly Technologies Pty. Ltd., an Australian company.  Under the terms of the MOU, subject to completion of a satisfactory due diligence review, the company will pay AU$5.25-million in cash and issue share purchase warrants to purchase up to AU$1.32-million in shares of the company, at a price to be determined. A non-refundable deposit of AU$52,500 (CDN$51,581) was paid by the company on February 9, 2005, to be applied toward the purchase price if the transaction closes.

On July 18, 2005 the Company announced that Abbotly had granted the Company an extension for the negotiation of a formal definitive agreement until December 31, 2005. In consideration for the extension, the Company paid Abbotly another non-refundable deposit of AU$52,500 (CDN$48,615).   As the transaction did not complete by December 31, total deposit of CDN$100,196 together with other acquisition costs were written off in 2005.

However, continued discussions and negotiating effort became fruitful in the second quarter of 2006 when the Company and Abbotly entered into a new agreement for the acquisition of the business and assets of Abbotly Pty.  The acquisition has been accepted for filing by the TSX Venture Exchange and closed on June 30, 2006.  Under the terms of the agreement, the Company purchased the business and assets of Abbotly for the price of AU$3,000,000.  The purchase price will be paid in cash in scheduled payments over two years, with previous deposits of AU$105,000 being applied towards the last payment.  The first payment of AU$1,000,000 was made upon closing. Total previous deposit of $AU105,000 and other acquisition costs have therefore been reversed and accounted for as long term investment in the ESM’s intellectual property this quarter.

Given the international nature of the acquired business, Smartcool International Inc, another subsidiary of Smartcool, was incorporated in Barbados in June 2006.  This wholly owned subsidiary now holds the intellectual property and worldwide distribution rights for the ESM.

4.

Property, Plant and Equipment

(a)

Demonstration and display equipment

		September 30, 2006		December 31, 2005
	Cost	Accumulated amortization	Net book value	Net book value
Demonstration and display equipment	$46,158	$17,909	$28,249	$ 33,234

(b)

Equipment & leaseholds

	September 30, 2006			December 31, 2005
	Cost	Accumulated amortization	Net book value	Net book value
Office equipment	$ 87,116	$ 60,705	$ 26,411	$ 29,136
Computer	6,022	3,693	2,329	1,694
Engineering equipment	4,967	3,021	1,946	2,289
Energy Monitoring equipment	4,936	1,901	3,035	3,571
	$ 103,041	$ 69,320	$ 33,721	$ 36,690
Leasehold Improvements	$ 8,107	$1,081	$ 7,026	$7,634

5.

 Long-term debt

Balance of acquisition price payable, non-interest bearing, specified by purchase agreement with Abbotly Pty:

	AU$	CDN$
October 31, 2006	500,000	415,800
March 31, 2007	400,000	332,640
July 31, 2007	400,000	332,640
December 31, 2007	400,000	332,640
May 31, 2008	195,000	162,162
	1,895,000	1,575,882
Less: Current portion	1,300,000	1,081,080
	595,000	494,802

6.

Share capital

(a)

Authorized:  unlimited common shares without par value

100,000,000 class A preferred shares

100,000,000 class B preferred shares

(b)

Issued:

	Shares	Amount
Balance, December 31, 2004	8,612,167	$9,940,905
Private placement (Note 6(c)(i)	710,000	177,500
Private Placement (Note 6(c)(ii)	4,545,000	1,330,739
Share Purchase Warrants (Note 6(c)(iii))	338,500	42,210
Escrow Shares (Note 6(c)(iv))	(9,375)	-
Balance, December 31, 2005	14,196,292	$11,491,354
Share Purchase Warrants (Note 6(c)(v))	362,500	36,250
Private Placement (Note 6(c)(vi))	3,250,000	621,532
Private Placement (Note 6(c)(vii))	1,000,000	295,000
Private Placement (Note 6(c)(viii))	2,500,000	925,707
Option exercise (Note (d))	50,000	11,500
Shares for services (Note (f))	17,489	-_
Balance, September 30, 2006	21,376,281	$13,381,343

(c)

Shares:

i.

In January 2005, the Company issued 710,000 Units at $0.25 per Unit pursuant to a private placement, with total proceeds of $177,500.  Each Unit consists of one common share and one-half share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.35 until January 19, 2007.

ii.

In April 2005, the Company issued 4,545,000 Units at $0.33 per Unit pursuant to a short form offering, with net proceeds of $1,330,739, net of share issuance costs.  Each Unit consists of one common share and one half non- transferable share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at a price of $0.40 in the first year and $0.50 in the second year.

6.

Share capital (continued)

iii.

During the last four months of the year 2005, 262,500 share purchase warrants were exercised at $0.10 per share.

iv.

 During the third quarter of 2005 9,375 common shares held in escrow were cancelled due to the expiry of the underlying escrow agreement.

v.

During the first six months of 2006 362,500 share purchase warrants were exercised at $0.10 per share.

vi.

On May 31, 2006, the Company issued 3,250,000 Units at $0.20 per Unit pursuant to a private placement, with net proceeds of $628,250, net of share issuance costs.  Each Unit consists of one common share and one half non- transferable share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at a price of $0.40 until May 31, 2008.

vii.

On June 19, 2006, the Company issued 1,000,000 Units at $0.30 per Unit pursuant to a private placement, with net proceeds of $295,000, net of share issuance costs.  Each Unit consists of one common share and one half non- transferable share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at a price of $0.50 until June 19, 2008.

viii.

On June 27 & 28, 2006, the Company issued 2,500,000 Units at $0.40 per Unit pursuant to a private placement, with net proceeds of $933,800, net of share issuance costs.  Each Unit consists of one common share and one half non- transferable share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at a price of $0.60 until June 27 & 28, 2008.

In accordance with Financial Instruments – Disclosure and Presentation (CICA HB3860), share purchase warrants attached to private placement units in 2004-2006 were valued using the Residual Approach.  Under this approach, proceeds up to the Company’s share market value are allocated to the shares and only the excess above the market value is allocated to the attached share purchase warrants.  No value has been allocated to these warrants as determined under the Residual Approach.

(d)

 Stock options

On August 6, 2004, the Company granted 708,000 stock options with an exercise price of $0.10. The exercise price was lower than the market price at grant date.   These options vest from August 6, 2004 to February 6, 2006 and expire on August 6, 2009.  On November 15, 2004, these options were re-priced at exercise price of $0.21 per share, which was lower than the market price at the time of re-pricing.

On November 1, 2004, the Company granted 275,000 stock options with an exercise price of $0.21 per share.  The exercise price was lower than the market price at the grant date.  These options vest from November 1, 2004 to May 1, 2006 and expire on November 1, 2009.

On December 22, 2004, the Company granted 50,000 stock options with an exercise price of $0.33 per share.  The exercise price was lower than the market price at the grant date.  These options vest from December 22, 2004 to June 22, 2006 and expire on December 22, 2009.

On July 13, 2005 the Company granted 50,000 stock options with an exercise price of $0.21 per share.  These options vest from Jul 13, 2005 to January 13, 2007 and expire on July 13, 2010.

6.

Share capital (continued)

On November 4, 2005 the Company granted a total of 430,000 stock options with an exercise price of $0.27 per share.  These options vest from November 4, 2005 to May 4, 2007 and expire on November 4, 2010.

On December 13, 2005, 76,000 options were excised at the price of $0.21 per share and 74,000 options with the same exercise price were cancelled.

On December 22, 2005, the Company granted a total of 350,000 stock options with the exercise price of $0.23 per share.  The options vest from December 22, 2005 to June 22, 2007 and will expire on December 22, 2010.

On April 10, 2006 the Company granted a total of 235,000 stock options with the exercise price of $0.22 per share.  The options vest from April 10, 2006 to October 10, 2007 and will expire on April 10, 2011.

On June 30, 2006 the Company granted a total of 400,000 stock options with the exercise price of $0.40 per share.  The options vest from June 30, 2006 to December 30, 2007 and will expire on June 30, 2011.

On July 11, 2006 the Company granted 100,000 stock options with the exercise price of $0.30 per share.  The options vest from July 11, 2006 to January 11, 2008 and will expire on July 11, 2011.

On July 27, 2006, 50,000 options were exercised at the price of $0.23 per share and 50,000 shares with the same exercise price were cancelled.

A summary of the Company’s stock options as of September 30, 2006 and December 31, 2005, is presented below:

	September 30, 2006		December 31, 2005
	Shares	Weighted average exercise price	Shares	Weighted Average Exercise Price
Options outstanding	2,348,000	$ 0.26	1,713,000	$ 0.23
Options exercisable	1,444,250	$ 0.24	869,750	$ 0.22

	Sep 30 2006	December 31 2005
Weighted average remaining contractual life	3.65 years	4.30 years
Weighted average fair value of options granted	$0.22	$ 0.18

Stock-based compensation expense of $85,717 was charged to operations in 2005, understated by $132,012.  The financial statements of 2005 have therefore been restated to account for the additional cost.   As a result of this adjustment, deficit and contributed surplus increased by $132,012.

6.

Share capital (continued)

For the first nine months of this year, stock-based compensation of $185,472 was charged to operations.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options at the date of grant with the following assumptions:

June 30, 2006
Risk-free interest rate	3.7% - 4.1%
Dividend yield	0%
Volatility	91% - 100%
Approximate expected life	4.25 years

(e)

Warrants

Share purchase warrants outstanding as at September 30, 2006:

Number of Shares	Exercise Price	Expiry Date

3,250,000	$ 0.10	October 26, 2006
355,000	$ 0.35	January 19, 2007
2,272,500	$0.50	April 11, 2006
1,625,000	$0.40	May 31, 2008
500,000	$0.50	June 19, 2008
904,000	$0.60	June 27, 2008
577,300	$0.60	June 28, 2008
9,483,800

Each warrant entitles the holder to purchase one common share of the Company.

(f)

Shares for services

On July 1, 2006 the Company entered into a contract with a consulting firm where it is entitled to receive $2,000 per month in stock of the Company from July 1, 2006 until Dec 31, 2006.   The issuance of shares for service under this contract has been approved by the TSX Venture Exchange.

7.

Income Taxes

A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

	2005	2006
Statutory income tax rate	(34.12)	(34.12)
Tax loss not benefited	(34.12)	(34.12)
Effective tax rate	--	--

The Company has non-capital losses of approximately $2,785,000 for income tax purposes, which may be carried forward to reduce taxable income for future years.   The losses will expire commencing 2006 through 2020.

8.

Contractual Obligations

(a)

Premise lease

On June 01, 2005, the company entered into an agreement for lease of premises for 10 years.

The future annual basic payments are:

2006 – 2007 2007 – 2009 2009 – 2011 2011 – 2013 2013 – 2015	43,200 per annum 45,900 per annum 48,600 per annum 51,300 per annum 54,000 per annum

The lease is supported by a letter of credit of $100,000, reducing to $25,000 by year 4

(b)

Equipment lease

In July 2005, the company signed a contractual lease agreement for equipment as follows:

Telecommunication equipment for 40 months at $8,400 per annum

Office equipment for 36 months at $14,800 per annum

9.

Related Party Transactions

$147,500 of the management and consulting fees (2005 - $105,000), were paid or accrued to the directors of the Company from January to September 2006.

10

 Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash and cash equivalents, refundable tax credits, and accounts payable and accrued liabilities approximate the fair value because of the short-term nature of these instruments.

The Company is not subject to significant credit, interest and current risks arising from these financial instruments.

11.

Subsequent Events

Smartcool Systems has arranged for a non-brokered private placement of up to 1.1 million shares at 40 cents per share for gross proceeds of up to $440,000 to be closed by the end of October.  No commissions will paid on this private placement.

Another non-brokered private placement of up to 1.5 million shares at 75 cents per share for gross proceeds of up to $1,125,000 has also been arranged.   A 6 percent commission will be paid on this private placement to qualifying agents.   In addition, the Company will issue agent’s warrants representing 10% of the offering.

The proceeds from these private placements will be used for working capital including but not limited to sales and marketing efforts and purchase of inventory of its energy saving module.

12.

United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  These principles differ in the following material respects from those in the United States as summarized below:

(a)

Loss and loss per share:

Three months ended September 30		Nine months ended September 30
2006 $	2005 $	2006 $	2005 $

Loss in accordance with (556,827) (241,154) (943,720) 586,066
Canadian GAP
Add-Amortization of
demonstration equipment 1,661 2,077 4,985 6,231

Loss in accordance with
United States GAAP (555,166) (239,077) (938,735) (579,835)

Loss per common share 0.026 0.017 0.055 0.048

12.

United States GAAP reconciliation (continued)

Weighted averaged number
Of Shares with retroactive
effect of Share consolidation
for 2002 and 2001 2,135,416 13,893,486 17,149,495 11,964,493

(b)

Balance Sheet

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

Canadian GAAP-

September 30
2006 $	2005 $

Assets
Demonstration and
display equipment 28,249 33,234

Liabilities
Accumulated deficit 12,185,398 11,241,679

USA GAAP-

September 30
2006 $	2005 $

Demonstration and
display equipment - -

Liabilities
Accumulated deficit 12,071,941 10,714,414

12.

United States GAAP reconciliation (continued)

(c)

Statement of cash flows

The following changes would occur under USA GAAP

Three months ended September 30		Nine months ended September 30
2006 $	2005 $	2006 $	2005 $

Cash flows from (used)
in operation (368,328) (241,154) (943,720) (586,066)

-amortization (1,661) (2,077) (4,985) (6,231)

(369,989) (243,231) (948,705) (592,297)

Cash flows from (used)
in financing activities 11,500 23,750 1,914-989 1,547,445

Cash flows from (used)
in investing activities (1,145) (78,724) (2,718,618) (152,480)

13.

United States GAAP reconciliation (continued)

(d)

Statement of changes in shareholders’ equity and comprehensive income

Three months ended September 30		Nine months ended September 30
2006 $	2005 $	2006 $	2005 $

Deficit, beginning of period (11,516,775) (10,475,337) (11,133,206) (10,134,579)

Loss in accordance with
United States GAAP (555,166) (239,077) (938,735) (579,835)

Deficit, end of period (12,071,941) (10,714,414) (12,071,941) (10,714,414)

Obligation to Issue Shares 25,000 - 25,000 -

Share Capital 13,381,343 1,488,354 13,381,343 11,488,354

Contributed Surplus 480,622 157,138 480,622 157,138

Shareholders’ deficit 1,815,024 931,078 1,815,024 931,708

13.

United States GAAP reconciliation (continued)

(e)

Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(f)

Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, “Accounting for stock Issued) to Employees” (APB 25) in accounting for the options issued under the Company’s stock option plan.  Under APB 25, compensation expense has been recognized for its stock based compensation plans, in the Canadian GAAP financial statements.

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 (FAS 123”), “Accounting for Stock-Based compensation,” for United States GAAP purposes. Compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, and is in concurrence with the GAAP under the Canadian presentation.

(g)

Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 (“FAS 109”), “Accounting for income taxes.”  FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rated in effect for the year in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized.  Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates in recognized in income in the period that includes the enactment date.

As there is uncertainty to the realization of the deferred tax asset, such amounts have not been disclosed in these financial statements.

SMARTCOOL SYSTEMS INC.

Consolidated Financial Statements

December 31, 2005, 2004, and 2003

GORDON K.W. GEE

Chartered Accountant	601 - 325 How Street, Vancouver, BC V6T 1Z7
An incorporated professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 - 8838
E-Mail: gkwg@telus.net

AUDITOR’S REPORT

To the Shareholders of

SMARTCOOL SYSTEMS INC.

I have audited the consolidated balance sheets of SmartCool Systems Inc., (“the Company”) as at 31 December, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.

These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards.

Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at 31 December 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative amounts were audited by another chartered accountant.

“Gordon K.W. Gee”

Chartered Accountant

Vancouver, B.C. Canada

20 April 2006

28 November 2006 (Note 6)

GORDON K.W. GEE

Chartered Accountant	601 - 325 How Street, Vancouver, BC V6T 1Z7
An incorporated professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 - 8838
E-Mail: gkwg@telus.net

COMMENTS BY AUDITOR FOR U.S. READERS ON

CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  My report to the shareholders dated 20 April 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“Gordon K.W. Gee”

Chartered Accountant

Vancouver, B.C., Canada

20 April 2006

28 November 2006 (Note 11)

SMARTCOOL SYSTEMS INC.

Consolidated Balance Sheets
AS AT December 31

			(Note 11)	(Note 11)
		2005	2004	2003
		$	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents		348,364	8,840	137,126
Loan and other receivables		42,523	-	606
Refundable tax credits		13,534	8,789	6,543
Inventory		128,665	-	-
Prepaid expenses & Deposits		14,723	5,767	6,038

		547,809	23,396	150,313

LONG TERM INVESTMENTS (Note 3)		26,140	100	371,823

PROPERTY PLANT AND EQUIPMENT
Demonstration and display equipment (Note 4)		33,234	41,542	-
Equipment and Leaseholds (Note 4)		44,324	35,864	35,927

		77,558	77,506	407,750

		651,507	100,902	558,063

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		112,682	130,411	16,708

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital (Note 5)		11,491,354	9,940,905	9,630,238

Contributed surplus		289,150	132,318	36,806

Deficit		(11,241,679)	(10,102,732)	(9,125,689)

		538,825	(29,509)	541,335

		651,507	100,902	558,063
(See accompanying notes to the consolidated financial statements) Approved by the Directors:
“George Burnes”	“Jeffrey Lowe”
George Burnes	Jeffrey Lowe

SMARTCOOL SYSTEMS INC.

Consolidated Statements of Operations and Deficit
For the Year Ending December 31

		(Note 11)	(Note 11)
	2005	2004	2003
	$	$	$

GENERAL AND ADMINISTRATION
Management and consulting fees	428,633	179,212	85,998
Stock-based compensation	156,832	85,717	10,775
Professional fees	141,262	62,335	31,916
Project investigation	91,784	22,177	-
Travel	77,780	45,000	25,019
Rent	47,759	20,037	29,584
Filing and transfer fees	34,045	23,668	16,416
Office and sundries	28,828	25,484	10,124
Investor relations	25,497	23,473	22,217
Telephone	19,450	8,130	6,690
Amortization	17,112	12,619	9,133
Equipment lease	12,874	-	7,018
Financing fee	5,000	20,000	-
Salary and wages	4,559	36,759	47,759
Interest expense	3,895	-
Advertising and Media	-	3,719	138,444
Research and development, net of grant	-	605	1,026
Secretarial services	-	26,754	35,661
Technical and business consulting	-	-	34,000

	1,095,309	595,689	505,542

Installation cost of demonstration units.	47,253	-
Interest Income	(3,615)	(164)	(3,170)
Write down of Microstart Engine Starting System	-	371,723	-
LOSS FOR THE YEAR	1,138,947	967,248	508,712

DEFICIT, beginning of year	10,102,732	9,125,689	8,616,977
Cumulative effect of a change in
an accounting policy	-	9,795	-

DEFICIT, end of year	11,109,667	10,102,732	9,125,689
(See accompanying notes to the consolidated financial statements)
LOSS PER SHARE - basic and diluted	0.077	0.178	0.12

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - basic and diluted	14,830,360	5,427,558	4,387,260

SMARTCOOL SYSTEMS INC.
Consolidated Statements of Cash Flows
For the Year Ending December 31

		(Note 11)	(Note 11)
	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Loss for the period	(1,138,947)	(967,248)	(508,712)
Adjustments for item not involving cash:
Amortization	17,112	12,619	9,133
Stock-based compensation	156,832	85,717	10,775
Bonus share issued in consideration of loan	-	667	-
Write down of Microstart Engine Starting System	-	371,723	-

	(965,003)	(496,522)	(488,804)
Changes in non-cash working capital items:	-	-
Interest & other receivables	(42,523)	606	7,966
Refundable tax credits	(4,745)	(2,246)	2,430
Inventory	(128,665)	-
Prepaid expenses and deposits	(8,956)	271	(2,269)
Accounts payable and accrued liabilities	(17,730)	113,703	(1,905)

	(1,167,622)	(384,188)	(482,582)

FINANCING ACTIVITIES
Shares issued for cash	1,550,449	310,000	152,760

INVESTING ACTIVITIES
Acquisition of fixed assets	(17,264)	(46,158)	-
Increase in long term investments	(26,040)	(7,940)	(2,176)

	(43,304)	(54,098)	(2,176)

INCREASE (DECREASE) IN CASH FLOWS	339,524	(128,286)	(331,998)

CASH AND CASH EQUIVALENTS, beginning of year	8,840	137,126	469,124

CASH AND CASH EQUIVALENTS, end of year	348,364	8,840	137,126
(See accompanying notes to the consolidated financial statements)

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

1.

Incorporation and Nature of Operations

The company was incorporated on August 31, 2000 under the Canada Business Corporations Act as 378211 Canada Inc. and changed its name to Citotech Systems Inc. on October 16, 2000, and changed its name again to SmartCool Systems Inc. on July 20, 2004 (the “Company”).

In 2004, the Company incorporated a wholly-owned subsidiary, SmartCool Systems (USA) Inc. (“SmartCool USA”) under the laws of Nevada.  SmartCool USA had no operations in 2005.

These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operation of the Company is dependent upon the ability of the Company to obtain financing and on future profitable production.  The Company has incurred recurring operating losses and requires additional funds to maintain its operations.   Expecting to see some revenue being generated in the near future and gradual improvement of cash flows from operating activities, management’s plans in this regard are to raise equity financing in the short to medium term.  These financial statements do not include any adjustments that may result from this uncertainty.

2.

Significant Accounting Policies

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of SmartCool Systems Inc. and its wholly subsidiary, SmartCool USA.   All significant intercompany transactions and balances have been eliminated.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.   Actual results may differ from those estimates.

(c)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months of less when purchased.   At December 31, 2005, 2004 and 2003, cash equivalents consist of bank redeemable term investment certificates.

(d)

Equipment

Equipment are recorded at cost and amortized on a declining balance basis using the following rates:

Computer

30%

Demonstration and display equipment

20%

Engineering equipment

20%

Office equipment

20%

Leaseholds

10 years straight-line

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

2.

Significant Accounting Policies  (Continued)

(e)

Intangible Assets

Intangible assets will be amortized over its useful life unless the life is determined to be infinitive.   An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

An impairment loss is recognized when the carrying value of intangible asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition.   The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value.  Fair value is generally determined using a discounted cash flow analysis.

(f)

Impairment of Long-Lived Assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that carrying value of an asset or asset group may not be recoverable.   An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over the fair value.  Fair value is generally determined using a discounted cash flow analysis.

(g)

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.   The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(h)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using substantially effected tax rates and laws that will be in effect when the difference are expected to reverse.

3.

Long Term Investments

Abbotly Technologies Pty. Ltd. (“Abbotly”)

On February 1, 2005, the Company entered into a memorandum of understanding (“MOU”) to purchase the assets of Abbotly, an Australian company.  Under the terms of the MOU, subject to completion of a satisfactory due diligence review, the company will pay $5.25-million (Australian) ($4.97-million (Canadian)) in cash and issue share purchase warrants to purchase up to $1.32-million (Australian) ($1.25-million (Canadian)) in shares of the Company, at a price to be determined. A non-refundable deposit of $52,500 (Australian) ($51,581 Canadian)) was paid by the company on February 9, 2005, to be applied toward the purchase price if the transaction closes.

On July 18, 2005 the Company announced that Abbotly had granted the Company an extension for the negotiation of a formal definitive agreement until December 31, 2005. In consideration for the extension, the Company paid Abbotly a non-refundable deposit of CAD $49,700. This deposit will be applied towards the purchase price if the transaction closes.

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

3.

Long Term Investments (Continued)

After a thorough due diligence process and a review of market conditions, the Company has decided not to pursue this project for the time being but will be in ongoing discussions with Abbotly Australia with respect to this acquisition on a non-exclusive basis. Total deposits of 100,196 have been written off as a result.

4.

Property, Plant and Equipment

(a)

Demonstration and display equipment

	2005			2004	2003
		Accumulated	Net book	Net Book	Net book
	Cost $	Amortization $	Value $	Value $	Value $
Demonstration and display equipment	46,158	12,924	33,234	41,542	-

(b)

Equipment and leaseholds

	2005			2004	2003
		Accum.	Net book	Net book	Net book
	Cost $	Amortization $	Value $	Value $	Value $
Office equipment	76,181	55,286	29,136	26,119	28,895
Computer	14,033	5,930	1,694	2,420	3,457
Engineering equipment	4,967	2,678	2,289	2,861	3,873
Energy Monitoring equipment	4,936	1,365	3,571	4,464	-
	100,117	63,427	36,690	35,864	35,927
Leaseholds	8,107	473	7,634	-	-
	108,224	63,900	44,324	35,864	35,927

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

5.

Share Capital

(a)

Authorized:  Unlimited common shares without par value

100,000,000 class A preferred shares

100,000,000 class B preferred shares

(b)

Issued:

	Shares (#)	Amount ($)
Balance, December 31, 2002	12,821,505	9,477,478
Issued pursuant to a private placement @ $0.12 per Share, net of finder’s fee of $9,240	3,875,000	310,000
Balance, December 31, 2003	14,171,505	9,630,238
Three-to-one consolidation of shares	(9,447,671)	-
Bonus shares issued in consideration of loan to company	13,333	667
Private placement	3,875,000	310,000
Balance, December 31, 2004	8,612,167	9,940,905
Private placement (Note 5(c)(i))	710,000	177,500
Private Placement (Note 5(c)(ii))	4,545,000	1,330,739
Share Purchase Warrants (Note 5(c)(iii))	338,500	42,210
Escrow Shares (Note 5 (c)(iv))	(9,375)	-
Balance, December 31, 2005	14,196,292	11,491,354

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

5.

Share Capital   (continued)

(c)

Shares

In January 2005, the Company issued 710,000 Units at $0.25 per Unit pursuant to a private placement, with total proceeds of $177,500.  Each Unit consists of one common share and one-half share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.35 until January 19, 2007.

In April 2005, the Company issued 4,545,000 Units at $0.33 per Unit pursuant to a short form offering, with net proceeds of $1,330,739, net of share issuance costs.  Each Unit consists of one common share and one half non- transferable share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at a price of $0.40 in the first year and $0.50 in the second year.

During the last four months of the year, 262,500 share purchase warrants were exercised at an exercise price of $0.10 per share and 76,000 share purchase warrants were exercised at $0.21 per share.

During the year 9,375 common shares held in escrow were cancelled due to the expiry of the underlying escrow agreement.

In accordance with Financial Instruments – Disclosure and Presentation (CICA HB3860), share purchase warrants attached to private placement units in 2004 and 2005 were valued using the Residual Approach.  Under this approach, proceeds up to the Company’s share market value are allocated to the shares and only the excess above the market value is allocated to the attached share purchase warrants.  No value has been allocated to these warrants as determined under the Residual Approach.

(d)

 Stock options

In 2003, 393,333 of the stock options granted in prior years were voluntarily cancelled.

On February 24, 2003, the Company granted 41,667 stock options to an employee with an exercise price of $0.90 per share. These options were cancelled in 2003.

On November 4, 2003, the Company granted 146,667 stock options to employees and directors and 50,000 stock options to consultants with an exercise price of 0.45 per share. The exercise price was higher than the market price at the time of the grant. These options vest from November 4, 2003 to May 4, 2005 and expire on November 4, 2008.

On August 6, 2004, the Company granted 708,000 stock options with an exercise price of $0.10. The exercise price was lower than the market price at grant date.   These options vest from August 6, 2004 to February 6, 2006 and expire on August 6, 2009.  On November 15, 2004, these options were re-priced at exercise price of $0.21 per share, which was lower than the market price at the time of re-pricing.

On November 1, 2004, the Company granted 275,000 stock options with an exercise price of $0.21 per share.  The exercise price was lower than the market price at the grant date.  These options vest from November 1, 2004 to May 1, 2006 and expire on November 1, 2009.

On December 22, 2004, the Company granted 50,000 stock options with an exercise price of $0.33 per share.  The exercise price was lower than the market price at the grant date.  These options vest from December 22, 2004 to June 22, 2006 and expire on December 22, 2009.

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

5.

Share Capital   (continued)

(d)

 Stock options (continued)

On July 13, 2005 the Company granted 50,000 stock options with an exercise price of $0.21 per share.  These options vest from July 13,2005 to January 13, 2007 and expire on July 13, 2010.

In December, 76,000 options were excised at the price of $0.21 per share and 74,000 options with the same exercise price were cancelled.

On November 4, 2005, the Company granted a total of 430,000 stock options with an exercise price of $0.27 per share.  These options vest from November 4, 2005 to May 4, 2007 and expire on November 4, 2010.

On December 22, 2005, the Company has agreed to grant a total of 350,000 stock options with the exercise price of $0.23 per share.  The options vest from December 22, 2005 to June 22, 2007 and expire on December 22, 2010.

A summary of the Company’s stock options as of December 31, 2005 and December 31, 2004, is presented below:

	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding	1,713,000	$ 0.22	1,033,000	$0.22	196,667	$0.45
Options exercisable	869,750	$ 0.22	258,250	$0.22	49,167	$0.45

	2005	2004	2003
Weighted average remaining contractual life	4.30 years	4.68 years	4.85 years
Weighted average fair value of options granted	$ 0.18	$ 0.18	$0.18

(e)

Stock options

The Company charged $24,820 and 2004 - $85,717 stock-based compensation to operations in 2005 and 2004, respectively.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options at the date of grant with the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.00-3.73	3.70% - 3.857%	3.07%
Dividend yield	0%	0%	0%
Volatility	90%-100%	36%	68%
Approximate expected lives	5 years	5 years	5 years

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

5.

Share Capital   (continued)

(f)

Warrants

Share purchase warrants outstanding as at September 30, 2005:

Number of Shares	Exercise Price	Expiry Date
3,612,500	$ 0.10	October 26, 2006
355,000	$ 0.35	January 19, 2007
2,272,500	1st Year $ 0.40 exercised before	April 11, 2006
	2nd Year $0.50 if exercised before	April 11, 2007
6,240,000

Each warrant entitles the holder to purchase one common share of the Company.

6.

Income Taxes

A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

	2005%	2004%	2003%
Statutory income tax rate	(34.12)	(35.6)	(37.6%)
Tax loss not benefited	(34.12)	(35.6)	37.6%
Effective tax rate	-	-	-
Approximate expected lives	5 years	5 years	5 years

The Company has non-capital losses of approximately $ 2,785,000 for income tax purposes, which may be carried forward to reduce taxable income for future years.   The losses will expire commencing 2006 through 2020.

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

7.

Contractual Obligations

(a)

On June 01, 2005, the Company entered into an agreement for lease of premises for 10 years.

(b)

The future annual basic payments are:         ___$___

2006  - 2007

43,200      per annum

2007  - 2009

45,900       per annum

2009  - 2011

48.600       per annum

2011  - 2013

51,300       per annum

2013  - 2015

54,000       per annum

The lease is supported by a letter of credit of $100,000, reducing to $25,000 by year 4.

(c)

In July 2005,  the Company signed contractual lease agreements for equipment as follows:

•

Telecommunication equipment for 40 months at $8,400 per annum.

•

Office equipment for 36 months at $14,800 per annum.

8.

Related Party Transactions

$206,200 of the management and consulting fees (2004 - $118,023 and 2003 - $84,400), were paid or accrued to the directors of the Company.

9.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.   Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash and cash equivalents, refundable tax credits, and accounts payable and accrued liabilities approximate the fair value because of the short-term nature of these instruments.

The Company is not subject to significant credit, interest and current risks arising from these financial instruments.

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

10.

Subsequent Events

(a)

On January 30, 2006, the Company entered into a Letter of Intent (“LOI”) with Abbotly Technologies, Inc. (“Abbotly USA”) to acquire the exclusive rights to distribute the Energy Savings Module (“ESM”) throughout North America.  Pursuant to this LOI, Abbotly USA has agreed to assign all of its rights and obligations, under a license agreement between Abbotly USA and Abbotly.

With the signing of this LOI, SmartCool USA will become the master distributor of the ESM in North America and will be required to meet certain minimum purchase obligations under the license agreement with Abbotly, but will no longer be bound by its previous minimum purchase obligations that it had as a sub-distributor of Abbotly USA.  The consideration to be paid will be in the form of cash and a royalty paid to Abbotly USA on all products purchased from Abbotly.  SmartCool will also grant incentive stock options to Abbotly USA.  This transaction is subject to the approval of the TSX Venture Exchange and consent from Abbotly, Australia.  The TSX has accepted filing documentation, for this agreement on March 13, 2006.

In April 2006, the Company arranged for a non-brokered private placement of up to 2.5 Million common shares at a price of $0.20 per share.  The proceeds of this private placement will be used for general working capital, inventory and to pay the balance of the purchase price to Abbotly USA to acquire the exclusive distribution rights in North America.  This non-brokered private placement was changed, subsequently, to a unit offering.  The Company has arranged for non-brokered private placement of up to 2.5 million units at a price of $0.20 per unit.  Each unit consists of one common share and one-half share purchase warrant.  One whole share purchase warrant will entitle the holder to purchase one common share at a price of $0.40 per share for a period of two years.

On April 1, 2006, the Company entered into an agreement with Stewart Plaza, LLC to lease the premises located at 400 N. Mountain Avenue., Suite 219, Upland, California for one year for SmartCool USA at $6,276 per year.

11.

Comparative Amounts

(a)

The comparative amounts were audited by another chartered accountant.

(b)

Some of the comparative amounts have been reclassified to conform with the financial statement presentation used in the current year.

(c)

An adjustment for accounting estimates, relating to employee stock options was done after the initial report date of 20 April 2006. The employee stock options were revalued to $156,832 and have been applied to the 2005 year without retroactive effect.  Accordingly, the report was double dated for 28 November 2006.  This dating applies to the issue of accounting estimates for employee options only.

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

12.

United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  These principles differ in the following material respects from those in the United States as summarized below:

(a)

Loss and loss per share:

	2005	2004	2003	2002	2001
	$	$	$	$	$
Loss in accordance with Canadian GAAP	1,138,947	967,248	508,712	684,687	448,262
Add – Amortization of demonstration equipment	(8,308)	-	-	-	-
Less - Difference in accounting for Microstart engine starting system	-	(371,723)	-	215,373	156,450
Less – Difference in accounting for demonstration and display equipment of a start-up business	-	41,542	-	-	-

	2005	2004	2003	2002	2001
	$	$	$	$	$
Loss in accordance with United States GAAP	1,130,639	637,067	508,712	900,060	604,712

	2005	2004	2003	2002	2001
	$	$	$	$	$
Loss per common share	0.076	0.117	0.116	0.236	0.412

	2005	2004	2003	2002	2001
	$	$	$	$	$
Weighted average number of shares with retroactive effect of share consolidation for 2002 and 2001	14,830,360	5,427,558	4,387,260	3,819,572	1,466,522

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

12.

United States GAAP reconciliation (continued)

(b)

Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

CANADIAN GAAP -

	2005	2004	2003	2002	2001
	$	$	$	$	$
Assets
Microstart engine starting system	-	-	-	371,823	156,450
Demonstration and display equipment	3,234	41,542	-	-	-

Liabilities
Accumulated deficit	11,241,679	10,102,732	9,125,689	8,616,977	7,932,290

USA GAAP -

	2005	2004	2003	2002	2001
	$	$	$	$	$
Assets
Microstart engine starting system	-	-	-	-	-
Demonstration and display equipment	-	-	-	-	-

Liabilities
Accumulated deficit	11,265,218	10,134,579	9,497,512	8,988,800	8,088,740

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

12.

United States GAAP reconciliation  (Continued)

(c)

Statement of cash flows

The following changes would occur under USA GAAP

	2005	2004	2003	2002	2001
	$	$	$	$	$
Cash flows from (used) in operations	(1,130,639)	(384,188)	(482,582)	(734,547)	(353,296)
amortization	(8,308)	-	-	-	-
decrease for microstart engine	-	(371,723)	-	(215,373)	(156,450)
decrease for demonstration equipment	-	(41,542)	-	-	-

	(1,138,947)	(797,453	-	(949,920	(508,746)

	2005	2004	2003	2002	2001
	$	$	$	$	$
Cash flows from (used) in financing activities	1,550,449	310,000	152,760	1,347,900	143,750

	2005	2004	2003	2002	2001
	$	$	$	$	$
Cash flows from (used) in investing activities	(43,304)	(54,098)	(2,176)	(158,730)	-
write-off microstart engine	-	371,723	-	215,373	156,450
write-off demonstration equipment	-	41,542	-	-	-

	(43,304)	359,167	(2,176)	56,643	156,450

(d)

Statement of changes in shareholders’ equity and comprehensive income.

	2005	2004	2003	2002	2001
	$	$	$	$	$
Deficit, beginning of year	(10,134,57)9	(9,497,512)	(8,988,800)	(8,088,740)	(7,484,028)
Loss in accordance with United States GAAP	(1,130,639)	(637,067)	(508,712)	(900,060)	(604,712)
Deficit, end of year	(11,133,206)	(10,134,579)	(9,497,512)	(8,988,800)	(8,088,740)
Share capital	11,265,218	9,940,905	9,630,238	9,477,478	7,917,539
Contributed Surplus	289,150	132,318	36,806	26,031	-

Deficit, end of year	515,286	(804,802)	169,532	514,709	(171,201)

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

12.

United States GAAP reconciliation  (Continued)

(e)

Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(f)

Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) in accounting for the options issued under the Company’s stock option plan.  Under APB 25,  compensation expense has been recognized for its stock based compensation plans, in the Canadian GAAP financial statements.

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” for United States GAAP purposes. Compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, and is in concurrence with the GAAP under the Canadian presentation.

SMARTCOOL SYSTEMS INC.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005

12.

United States GAAP reconciliation  (Continued)

(g)

Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 (“FAS 109”), “Accounting for Income Taxes.”  FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized.  Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As there is uncertainty to the realization of the deferred tax asset, such amounts have not been disclosed in these financial statements.